UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 6, 2021

This Report on Form 6-K shall be incorporated by reference in our Shelf Registration Statement on Form F-3 as amended (File No. 333-230651) and our Registration Statement on Form S-8 as amended (File No. 333-113789), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ❑ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ❑ No: ☒

Enclosures: Unaudited condensed consolidated interim financial statements as of June 30, 2021 and 2020 and for each of the six-month periods ended June 30, 2021 and 2020, prepared in accordance with IFRS, and related management’s discussion.

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Report
for the six months ended 30 June 2021
Johannesburg, 6 August 2021 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2021.

First-half 2021 Highlights
◦Production of 1.2Moz in H1 2021 – with solid contributions from Sunrise Dam, Kibali, Iduapriem, Cerro Vanguardia, Geita and Tropicana
◦Cost of sales increased by 9% year-on-year to $1,400m in H1 2021 from $1,290m in H1 2020
◦Profit before taxation decreased by 15% year-on-year to $507m in H1 2021 from $597m in H1 2020
◦Adjusted EBITDA decreased by 15% year-on-year to $876m in H1 2021 from $1,035m in H1 2020
◦Total borrowings decreased by 27% year-on-year to $2,105m in H1 2021 from $2,885m in H1 2020
◦Adjusted net debt decreased by 41% year-on-year to $850m in H1 2021 from $1,431m in H1 2020
◦Adjusted net debt to Adjusted EBITDA ratio (for purposes of our RCF financial maintenance covenants) improved to 0.37 times at 30 June 2021 from 0.73 times at 30 June 2020
◦Basic earnings of $362m, or 86 US cents per share, in H1 2021, compared to $382m, or 91 US cents per share, in H1 2020
◦Headline earnings of $363m, or 87 US cents per share, in H1 2021, compared to $404m, or 97 US cents per share, in H1 2020
◦Interim dividend of 6 US cents per share declared for 2021
◦Third-party review underway of Obuasi mining and ground support plans following 18 May 2021 fatal incident; Project work continues
◦All-injury frequency rate (AIFR) increased by 22% year-on-year to 2.19 injuries per million hours worked in H1 2021 from 1.80 injuries per million hours worked in H1 2020; regrettably two fatalities occurred during H1 2021

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2021	2020	2020
		US Dollar / Imperial
Operating review
Gold
Produced *	- oz (000)	1,200	1,323	2,806

Sold *	- oz (000)	1,214	1,364	2,834

Financial review
Gold income	- $m	1,911	1,917	4,322
Cost of sales	- $m	1,400	1,290	2,699
Total cash costs	- $m	1,163	946	2,074
Gross profit	- $m	565	658	1,709

Price received per ounce **	- $/oz	1,801	1,652	1,778
Cost of sales - Subsidiaries	- $m	1,400	1,290	2,699
Cost of sales - Joint Ventures	- $m	178	164	340
All-in sustaining costs per ounce - Subsidiaries **	- $/oz	1,405	1,033	1,072
All-in sustaining costs per ounce - Joint Ventures **	- $/oz	919	812	810
All-in costs per ounce - Subsidiaries **	- $/oz	1,623	1,220	1,240
All-in costs per ounce - Joint Ventures **	- $/oz	929	780	824
Total cash costs per ounce - Subsidiaries **	- $/oz	1,055	799	815
Total cash costs per ounce - Joint Ventures **	- $/oz	699	594	629

Profit before taxation	- $m	507	597	1,589
Adjusted EBITDA **	- $m	876	1,035	2,470
Total borrowings	- $m	2,105	2,885	2,084
Adjusted net debt **	- $m	850	1,431	597

Profit (loss) attributable to equity shareholders	- $m	362	382	946
	- US cents/share	86	91	225
Headline earnings	- $m	363	404	1,000
	- US cents/share	87	97	238
Net cash inflow from operating activities	- $m	467	552	1,545
Capital expenditure	- $m	461	346	757

* Including pre-production ounces at Obuasi in the same period in the prior year.
** Refer to "Non-GAAP disclosure" for definitions.
$ represents US Dollar, unless otherwise stated.	Rounding of figures may result in computational discrepancies.

The information on this page and in the Financial and Operating Report related to the six-month period ended 30 June 2020 and the year ended 31 December 2020 are based on the continuing operations of the AngloGold Ashanti group, unless otherwise indicated. The South African producing assets and related liabilities, which were sold on 30 September 2020, are recorded as discontinued operations. The Non-GAAP disclosures on pages 35 to 65 following the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2021 are based on the continuing operations of the AngloGold Ashanti group, where indicated.

June 2021 Published 6 August 2021
June 2021 Interim report - www.AngloGoldAshanti.com

Operations at a glance
for the six months ended 30 June 2021
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	717	(7)	(869)	17	493	(5)	1,157	34	946	37
DRC
Kibali - Attr. 45% [4]	177	(2)	(178)	8	145	4	919	13	699	18
Ghana
Iduapriem	101	(26)	(126)	(14)	60	(25)	1,573	71	1,134	53
Obuasi [5]	85	70	(116)	—	48	—	1,316	—	999	—
Guinea
Siguiri - Attr. 85%	117	19	(159)	11	55	131	1,225	(10)	1,214	—
Tanzania
Geita	237	(23)	(262)	(2)	174	(36)	1,059	48	898	61
Non-controlling interests, exploration and other			(28)	15	10	—

AUSTRALIA	222	(15)	(346)	4	53	(50)	1,725	48	1,296	34
Sunrise Dam	102	(12)	(176)	15	10	(78)	1,765	37	1,469	40
Tropicana - Attr. 70%	120	(17)	(155)	(6)	59	(23)	1,571	60	1,039	26
Exploration and other			(15)	16	(15)	16

AMERICAS	261	(10)	(364)	(6)	158	(4)	1,371	26	923	12
Argentina
Cerro Vanguardia - Attr. 92.50%	72	(22)	(106)	(20)	51	(21)	1,034	15	872	11
Brazil
AngloGold Ashanti Mineração	151	(1)	(195)	4	88	23	1,399	18	889	4
Serra Grande	38	(16)	(53)	9	16	(34)	1,818	53	1,129	38
Non-controlling interests, exploration and other			(10)	(44)	3	(33)

OTHER			1	(89)	6	47

Equity-accounted joint venture included above			178	8	(145)	4

Continuing operations	1,200	(9)	(1,400)	8	565	(14)

SOUTH AFRICA	—	(100)	—	(100)	—	(100)	—	(100)	—	(100)
Mponeng	—	(100)	—	(100)	—	(100)	—	(100)	—	(100)
Total Surface Operations	—	(100)	—	(100)	—	(100)	—	(100)	—	(100)

Discontinued operations	—	(100)	—	(100)	—	(100)	—	(100)	—	(100)

Total continuing and discontinued operations	1,200	(18)	(1,400)	(4)	565	(14)

[1] Refer to note D under "Non-GAAP disclosure" for definition.
[2] Refer to note D under "Non-GAAP disclosure" for definition.
[3] Variance June 2021 six months on June 2020 six months - increase (decrease).
[4] Equity-accounted joint venture.
[5] Includes pre-production ounces in the same period in the prior year.

June 2021 Interim report - www.AngloGoldAshanti.com

Financial and Operating Report

for the six months ended 30 June 2021
FIRST HALF 2021 REVIEW – CONTINUING OPERATIONS

AngloGold Ashanti experienced a challenging first half of the year, including the ongoing COVID-19 pandemic and its impact on production and costs, lower realised grades across certain operations and the suspension of underground mining at the Obuasi gold mine following a fatal accident on 18 May 2021. These operating headwinds come amid a period of elevated investment as we transition our Brazilian tailings storage facilities (TSFs) to dry-stacked structures and invest across our portfolio in increased conversion of Mineral Resource to Ore Reserve, waste stripping at open pit mines and improved rates of underground development.

This inward investment programme is aimed at extending the lives of our mines and improving operating flexibility over the long term. The first half of this year saw notable successes including the continued growth of the newly discovered Frankie ore body at Sunrise Dam and additional high-grade intercepts at Geita’s Nyamulilima discovery, confirming the scale and growth potential of this open pit ore body.

This year and next remain transitional ones for the Company, with the higher volumes of waste stripping and underground development accompanied by lower grades and movements in stockpiles. Reliance on stockpiles has exceeded plan at certain operations, including Cerro Vanguardia, due to the continued direct impacts of COVID-19. At Obuasi, post the suspension of mining, existing stockpiles were used to feed the plant. At Sunrise Dam, stockpiles supplemented production which was affected by ongoing challenges relating to the lower than planned underground grades. Stockpile movements at Iduapriem relate to a revision of the mine schedule and at Geita, these relate to the transition to underground operations.

We expect the mining of lower grades and stockpile utilisation to be transitory in nature as the reinvestment programme provides improved flexibility and access to higher grades, and as vaccination drives progress across our jurisdictions most affected by COVID-19. Notwithstanding significant pressure on costs related to the TSF transition in Brazil, this investment is also transitory given the upcoming legal deadline.

Ensuring a safe operating environment for all employees and contractors remains our highest priority. Mining activities at Obuasi will remain suspended at the site following an investigation in the fatality in May, and pending the third-party review of the mining and ground management plans. Work on the mine’s redevelopment project will, however, continue over this period.

AngloGold Ashanti’s management remains committed to driving Operational Excellence initiatives across the portfolio and driving continued improvements in its environmental, social and governance performance. A particular emphasis will be placed on improving operating and capital efficiencies over the remainder of the year.

AngloGold Ashanti remains focused on its strategy to create long-term value, whilst maintaining a strong balance sheet and mitigating any financial or operating risks to the business. The balance sheet remains in a solid position, with approximately $2.5bn in available liquidity, including $1.1bn in cash and cash equivalents at the end of June 2021.

Comparison of cost of sales

The following table presents cost of sales for the AngloGold Ashanti group for the six months ended 30 June 2021, the six months ended 30 June 2020 and the year ended 31 December 2020:

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
US Dollar million	2021	2020	2020
Cost of sales	1,400	1,290	2,699
Inventory change	(11)	(37)	(21)
Amortisation of tangible assets	(182)	(254)	(521)
Amortisation of right of use assets	(30)	(22)	(47)
Amortisation of intangible assets	(1)	(1)	(2)
Retrenchment costs	(1)	(1)	(2)
Rehabilitation and other non-cash costs	(12)	(29)	(32)
Total cash costs	1,163	946	2,074
Royalties	(80)	(82)	(181)
Other cash costs	(6)	(6)	(12)
Cash operating costs	1,077	858	1,881

June 2021 Interim report - www.AngloGoldAshanti.com

Comparison of operating performance for the six months ended 30 June 2021 with the six months ended 30 June 2020

Production decreased by 123,000oz, or 9%, from 1,323,000oz for the six months ended 30 June 2020 to 1,200,000oz for the six months ended 30 June 2021. Production is measured as ounces of refined gold in saleable form derived from the mining process. Solid production contributions were recorded at Sunrise Dam, Kibali, Iduapriem, Cerro Vanguardia, Geita and Tropicana. At Siguiri, gold production increased 19% year-on-year to 117,000oz for the six months ended 30 June 2021 compared to 98,000oz for the six months ended 30 June 2020, mainly driven by an increase in recovered grades from improved plant recoveries following the conversion to carbon-in-leach (CIL) gold extractions at the end of last year. Average grades for the group were 10% lower in the first half of 2021 compared to the first half of 2020 and were primarily impacted by the transitioning to mainly underground mining at Geita and Tropicana supplemented by stockpiles, grade reconciliation issues at Sunrise Dam and mine plan revisions at Iduapriem. Despite the improved second quarter of 2021, production for the six months ended 30 June 2021 was adversely impacted by the suspension of underground mining activities at Obuasi following the failure of a sill pillar in May 2021, and the ongoing impacts of the COVID-19 pandemic across our business. Prior to the current suspension of mining activities at Obuasi on 18 May 2021, gold production at the Obuasi mine increased by 70% year-on-year to 85,000oz as the mine ramped up towards full production, compared to 50,000oz produced in the six months ended 30 June 2020.

Comparison of financial performance for the six months ended 30 June 2021 with the six months ended 30 June 2020

Revenue from product sales

Revenue from product sales increased by $2m to $1,965m in the six months ended 30 June 2021 from $1,963m in the corresponding period of 2020. The increase was due to a $149/oz, or 9%, increase in the gold price received per ounce from $1,652/oz for the six months ended 30 June 2020 to $1,801/oz for the corresponding period in 2021. The increase in revenue from product sales was partially offset by a decrease in production in Africa, Australia and the Americas.

Cost of sales

Cost of sales increased by $110m, or 9%, from $1,290m in the six months ended 30 June 2020 to $1,400m in the six months ended 30 June 2021. The increase was primarily due to a $219m increase in cash operating costs, partly offset by a $2m decrease in royalties, $26m decrease in inventory change, $64m decrease in amortisation of assets and a $17m decrease in rehabilitation and other non-cash costs. The increase in cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs) was primarily due to ore stockpile movements, adjustments to gold in process, higher labour and contractors’ costs, higher consumable stores, services and other charges. Higher oil prices were a key driver of costs across the group, exacerbated by COVID-19 impacts. Cost increases were partially offset by operating efficiencies.

Total cash costs

Total cash costs increased by $217m, or 23%, from $946m in the six months ended 30 June 2020 to $1,163m in the six months ended 30 June 2021. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs), royalties and other cash costs.

Cash operating costs increased from $858m in the six months ended 30 June 2020 to $1,077m in the six months ended 30 June 2021, which represents a $219m, or 26%, increase. Cash operating costs increased mainly as a result of higher oil prices and the current suspension of mining activities at Obuasi since 18 May 2021. The Brazilian and Argentinean operations were most affected by the COVID-19 pandemic during the first half of 2021, with high rates of absenteeism, and continued strict lockdown measures taken by the Argentinean government, affecting productivity. In certain jurisdictions, notably in Australia and Brazil, increasingly robust competition for key mining and related skills from base metal and iron ore producers are driving salaries higher and causing personnel shortages in certain key areas where the demand for skills is especially acute.

Royalty costs, which are generally calculated as a percentage of revenue, decreased from $82m in the six months ended 30 June 2020 to $80m in the six months ended 30 June 2021, which represents a $2m, or a 2%, decrease. The decrease in royalty costs due to lower gold sales amounted to $6m at Geita, $3m at Cerro Vanguardia, $1m at the Australian operations and $2m at Iduapriem, and was partly offset by higher costs due to increased gold sales at Obuasi of $7m and at Siguiri of $3m.

Retrenchment costs

Retrenchment costs remained unchanged at $1m for the six months ended 30 June 2021, compared to $1m in the six months ended 30 June 2020.

Rehabilitation and other non-cash costs

Rehabilitation and other non-cash costs decreased by $17m, or 59%, from $29m for the six months ended 30 June 2020 to $12m for the six months ended 30 June 2021. This decrease was primarily due to changes in cash flows and inflation and discount rates used in calculating rehabilitation and other non-cash costs and a decrease in community investment, compared to the same period in 2020

Amortisation

Amortisation of tangible, intangible and right of use assets decreased by $64m, or 23%, from $277m in the six months ended 30 June 2020 to $213m in the six months ended 30 June 2021.

Amortisation of tangible assets decreased by $72m, or 28%, from $254m in the six months ended 30 June 2020 to $182m in the six months ended 30 June 2021. Lower amortisation of tangible assets was recorded at Tropicana mainly as a result of deferred stripping amortisation being lower due to mining and depletion of different ore bodies, partly offset by higher Ore Reserve development amortisation due to commencement of amortisation of Boston Shaker underground, at Iduapriem largely due to higher gold production and lower than prior year deferred stripping amortisation at Teberebie, and at Geita mainly due to no contained gold ounces following depletion of open pit mining compared with open pit mining in the prior period. The decrease in amortisation of tangible assets was partly offset by an increase in amortisation at Obuasi as amortisation in the prior period was capitalised as part of pre-production cost.
June 2021 Interim report - www.AngloGoldAshanti.com

Amortisation relating to right of use assets, as recognised in accordance with IFRS 16 Leases, increased by $8m, or 36%, from $22m in the six months ended 30 June 2020 to $30m in the six months ended 30 June 2021. The increase is mostly attributable to new contracts entered into during the second half of 2020 and first half of 2021 at the Brazilian operations in the amount of $4m and at Geita in the amount of $2m and an increase in amortisation at the Australian operations due to the weakening of the US Dollar against the Australian Dollar with an impact of $2m.

Amortisation of intangible assets remained unchanged at $1m for the six months ended 30 June 2021, compared to $1m in the six months ended 30 June 2020.

Inventory change

There was a $26m, or 70%, decrease in inventory change from a charge of $37m in the six months ended 30 June 2020 to a charge of $11m in the six months ended 30 June 2021. The decrease was mainly the result of lower sales of gold on hand at Geita and timing differences of shipments and gold sales in Australia, partly offset by inventory change at Obuasi with the mine being under pre-production phase in the prior period. Amortisation of inventory movement relates mainly to Argentina where there was a higher volume of inventory and lower sales.

Gain (loss) on non-hedge derivatives and other commodity contracts

No loss or gain on non-hedge derivatives and other commodity contracts was recorded during the six months ended 30 June 2021, compared to a loss on non-hedge derivatives and other commodity contracts of $15m recorded for the six months ended 30 June 2020. The loss during the six months ended 30 June 2020 was mainly due to realised and unrealised losses on gold and oil derivative contracts. No contracts were entered into during the six months ended 30 June 2021.

Corporate administration, marketing and other expenses

Corporate administration, marketing and other expenses increased by $1m, or 3%, from $36m for the six months ended 30 June 2020 to $37m for the six months ended 30 June 2021. The increase mainly relates to the exchange rate impact of a relatively stronger South African Rand against the US Dollar and higher audit and consultancy fees, partly offset by a decrease in labour cost, office running costs, directors’ and officers’ insurance and travel costs.

Exploration and evaluation costs

Exploration and evaluation costs increased by $3m, or 5%, from $56m for the six months ended 30 June 2020 to $59m for the six months ended 30 June 2021. The increase is mainly due to an increase in pre-feasibility studies expenditures, partly offset by a decrease in brownfields exploration cost and a decrease in greenfields exploration cost.

Other expenses

Other expenses decreased by $2m, or 7%, from $28m in the six months ended 30 June 2020 to $26m in the six months ended 30 June 2021. The decrease mainly relates to a decrease in other indirect taxes in Argentina, legal fees and project costs incurred during the six months ended 30 June 2020 which were not repeated during the corresponding period in 2021, and a decrease in government fiscal claims, cost of old tailings operations and other expenses in Brazil and Ghana, partly offset by care and maintenance costs being incurred at Obuasi due to the suspension of mining activities since May 2021 and a refund from insurance claim during the six months ended 30 June 2020 not being repeated during the corresponding period in 2021.

Foreign exchange (losses) gains

A loss from foreign exchange movements of $31m was recorded for the six months ended 30 June 2021, compared to a gain of $18m for the six months ended 30 June 2020. The loss was mainly a result of adverse movements of the Brazilian Real, Argentinean Peso and Australian Dollar against the US Dollar.

Finance costs and unwinding of obligations

Finance costs and unwinding of obligations decreased by $31m, or 36%, from $86m in the six months ended 30 June 2020 to $55m in the six months ended 30 June 2021. The decrease is mainly due to finance costs for borrowings decreasing by $17m, or 26%, from $65m in the six months ended 30 June 2020 to $48m in the six months ended 30 June 2021 mainly as a result of the repayment of the $700m 10-year bond due 2020 with a semi-annual coupon of 5.375% in April 2020 and the issuance of a $700m 10-year bond due 2030 with a semi-annual coupon of 3.75% in October 2020, the $1.4bn multi-currency revolving credit facility (RCF) being undrawn during the six months ended 30 June 2021, partly offset by an increase in capitalised interest at Obuasi. Unwinding of obligations decreased by $15m, or 88%, from $17m in the six months ended 30 June 2020 to $2m in the six months ended 30 June 2021. The decrease relates mainly to discounting of indirect taxes at Geita in the six months ended 30 June 2020.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit increased by $3m, or 3%, from $119m in the six months ended 30 June 2020 to $122m in the six months ended 30 June 2021. The increase was mainly due to an increase in revenue as a result of an increase in the gold price received, partly offset by higher operating costs and other expenses and an increase in taxation.

Investments in associates and joint ventures increased by $52m, or 3%, from $1,644m in the six months ended 30 June 2020 to $1,696m in the six months ended 30 June 2021. The increase relates mainly to higher equity earnings at Kibali and Rand Refinery, partially offset by dividends received and exchange rate movement.

June 2021 Interim report - www.AngloGoldAshanti.com

Profit before taxation

Profit before taxation decreased by $90m, or 15%, from a profit of $597m in the six months ended 30 June 2020 to a profit of $507m in the six months ended 30 June 2021. The decrease was mainly attributable to an increase in cost of sales and foreign exchange and other losses, partly offset by an increase in interest income, lower finance costs and unwinding of obligations.

Taxation

Taxation expense decreased by $74m from an expense of $208m in the six months ended 30 June 2020 to an expense of $134m in the six months ended 30 June 2021, which represents a 36% decrease. The decrease in taxation is mainly attributable to lower current tax due to lower revenue received in Ghana, Australia, Tanzania and Brazil and lower deferred tax due to foreign exchange translation on non-monetary items in Brazil, partly offset by the impact of lower deferred tax assets recorded in Guinea due to adjustments to tax losses claimable during the five-year tax holiday and in South Africa.

Profit attributable to equity shareholders

Net profit attributable to equity shareholders from continuing operations decreased by $20m from a profit of $382m in the six months ended 30 June 2020 to a profit of $362m in the six months ended 30 June 2021, representing a decrease of 5%. The decrease was mainly due to an increase in cost of sales of $110m and a year-on-year movement in foreign exchange and other losses of $49m, partly offset by a loss on non-hedge derivatives and other commodity contracts of $15m incurred during the six months ended 30 June 2020 which was not repeated during the six months ended 30 June 2021, a higher interest income of $20m, a decrease in finance costs and unwinding of obligations of $31m and lower taxation of $74m.

Discontinued operations

The South African producing assets and related liabilities, which were sold on 30 September 2020, are recorded as a discontinued operation. Harmony Gold took effective control of these producing assets and liabilities on 1 October 2020. For the six months ended 30 June 2020, a profit from discontinued operations of $39m was recorded.

Comparison of cash flows in the six months ended 30 June 2021 with the six months ended 30 June 2020

Cash flow was assisted in the six months ended 30 June 2021 by a $149/oz, or 9%, increase in the gold price received per ounce from $1,652/oz for the six months ended 30 June 2020 to $1,801/oz for the corresponding period in 2021. The increase in revenue from product sales was partially offset by a decrease in production in Africa, Australia and the Americas.

Cash flows from operating activities

Cash flows from operating activities reduced by $85m, or 15%, to a net inflow of $467m in the six months ended 30 June 2021, from a net inflow of $552m in the six months ended 30 June 2020. The decrease in cash flows generated by operations compared to the same period last year was mainly due to higher cost of sales and an increase in tax payments to $225m in the six months ended 30 June 2021 from $166m in the six months ended 30 June 2020, mainly due to higher payments in Brazil as a result of higher profits earned during the period, partly offset by an increase in average gold price received, dividends received from joint ventures and lower net cash outflow from operating working capital items (movements in working capital).

Net cash outflow from operating working capital items (movements in working capital) amounted to $20m in the six months ended 30 June 2021, compared with an outflow of $192m in the six months ended 30 June 2020, representing a decrease of $172m, or 90%. Movements in working capital was impacted by continued lock-ups of value added tax (VAT) at Geita and Kibali and export duties at Cerro Vanguardia. In Tanzania, the Company calculates that net overdue recoverable VAT input credit refunds owed to it by the Tanzanian government increased by $5m during the first half of 2021 to $144m at 30 June 2021 from $139m at 31 December 2020 despite off-setting $22m against corporate tax payments in June 2021. In Argentina, the Company recorded no net change in the export duty receivables during the first half of 2021, which remained at a net amount of $23m at 30 June 2021. Cerro Vanguardia had a cash balance equivalent to $151m at 30 June 2021, of which $144m is currently eligible to be declared as dividends. Application has been made to the Argentinean Central Bank to approve $47m to be paid offshore and the Company expects to submit an application for the remaining $97m during the second half of 2021. While the approval is pending, the cash remains fully available for Cerro Vanguardia’s operational requirements.

Dividends received from associates and joint ventures increased by $17m from $54m in the six months ended 30 June 2020 to $71m in the six months ended 30 June 2021. AngloGold Ashanti received quarterly dividends of $36m and $35m from Kibali (Jersey) Limited in the first and second quarters of 2021, respectively, compared to dividends totaling $54m received from Kibali (Jersey) Limited during the first six months of 2020. At the end of June 2021, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (DRC) was $485m. The cash, included in the net assets of the joint venture, is held in the private US Dollar-denominated bank accounts of the Kibali joint venture in the DRC and is fully available for Kibali’s operational requirements. Barrick Gold Corporation, the operator of the Kibali joint venture, continues to engage with the DRC government, including the newly appointed cabinet, regarding the 2018 Mining Code and the cash repatriation. In the DRC, the Company calculates that its attributable share of the net recoverable VAT balance owed to it by the DRC government increased by $5m during the first half of 2021 to $74m at 30 June 2021 from $69m at 31 December 2020.

Cash flows from investing activities

Cash flows from investing activities amounted to a net outflow of $395m in the six months ended 30 June 2021, which is $88m, or 29%, higher than a net outflow of $307m in the six months ended 30 June 2020. The increase in expenditure was mainly due to higher stripping at Tropicana, higher spend on growth projects relating to the Golden Delicious project at Sunrise Dam and an increase in mine development costs and associated costs with TSFs at Córrego do Sítio (CdS), higher stripping capital expenditure due to an increase in waste tonnes mined as a result of a change in the mine plan at Iduapriem and an increase in expansion capital expenditure at the Colombian growth sites. The increased investment spend was partly offset by receipt of dividends from other investments during the six months ended 30 June 2021, a decrease in cash restricted for use and an increase in interest received.

June 2021 Interim report - www.AngloGoldAshanti.com

Cash flows from financing activities

Cash flows from financing activities amounted to a net outflow of $291m in the six months ended 30 June 2021, which is a change of $851m from a net inflow of $560m in the six months ended 30 June 2020.

Proceeds from borrowings amounted to $1,526m in the six months ended 30 June 2020, compared to $7m for the six months ended 30 June 2021. The six months ended 30 June 2020 included a full drawdown on the $1.4bn multi-currency RCF of $1,393m, a drawdown of $87m on the R2.5bn South African RCF (which was cancelled in October 2020) and proceeds of $46m on the South African R500m RMB corporate overnight facility.

Cash outflows from repayment of borrowings amounted to $811m during the six months ended 30 June 2020, compared to $7m during the six months ended 30 June 2021. The six months ended 30 June 2020 included the full repayment of the $700m 10-year bond due 2020, a repayment of $37m on the $1.4bn multi-currency RCF, a $29m repayment on the R2.5bn South African RCF (which was cancelled in October 2020), and the repayment of $45m on the South African R500m RMB corporate overnight facility.

Finance costs paid decreased by $18m from $67m in the six months ended 30 June 2020 to $49m in the six months ended 30 June 2021. The $700m 10-year bond due 2020 with a semi-annual coupon of 5.375% was repaid in April 2020 and replaced with the issuance of a $700m 10-year bond due 2030 with a semi-annual coupon of 3.75% in October 2020. A decrease of $6m in finance costs paid is attributable to the lower semi-annual coupon payments on the new bond issued by the Company last year. The remaining decrease of $12m is mainly due to the $1.4bn multi-currency RCF being undrawn during the six months ended 30 June 2021, compared to it being drawn during the six months ended 30 June 2020.

Other borrowing costs were nil for the six months ended 30 June 2021, compared to $18m for the six months ended 30 June 2020, which related to the $1bn standby credit facility signed in April 2020 that was put in place at the onset of the COVID-19 pandemic in order to provide additional liquidity and was cancelled in October 2020. As a result, such costs were not repeated in the six months ended 30 June 2021.

In the six months ended 30 June 2021, the Company declared and paid a dividend of $207m to its shareholders, compared to a dividend of $44m declared and paid in the six months ended 30 June 2020. The Company will pay an interim dividend of 6 US cents per share to its shareholders for the six months ended 30 June 2021.

Liquidity

Profit before taxation decreased by $90m, or 15%, from $597m in the six months ended 30 June 2020 to $507m in the six months ended 30 June 2021. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) decreased by $159m, or 15%, to $876m in the six months ended 30 June 2021, from $1,035m in the six months ended 30 June 2020.

Total borrowings decreased by $780m, or 27%, from $2,885m at 30 June 2020 to $2,105m at 30 June 2021. Adjusted net debt decreased by $581m, or 41%, from $1,431m at 30 June 2020 to $850m at 30 June 2021. At 30 June 2021, the group had a cash position (cash and cash equivalents) of $1,081m, with strong liquidity comprising the $1.4bn multi-currency RCF which was undrawn, the $143m Geita RCF of which $34m was undrawn and the South African R500m ($35m) RMB corporate overnight facility which was undrawn, while the $65m Siguiri RCF was fully drawn.

AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2021 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

The group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (gearing). Both the calculation of Adjusted net debt and Adjusted EBITDA to test compliance with the financial maintenance covenants included in the group’s revolving credit facility agreements is based on the formulae included in those agreements. For purposes of those financial maintenance covenants, the ratio of Adjusted net debt to Adjusted EBITDA (as such terms are defined in the revolving credit facility agreements) shall not exceed 3.5 times. The revolving credit facilities also permit the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facilities. The ratio of Adjusted net debt to Adjusted EBITDA (calculated in accordance with the revolving credit facility agreements) at 30 June 2021 was 0.37 times, compared with 0.24 times at 31 December 2020 and 0.73 times at 30 June 2020.

Supplemental parent guarantor and subsidiary issuer financial information

AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti Limited (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the “guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds certain of AngloGold Ashanti’s operations and assets located outside of South Africa. The guaranteed debt securities outstanding as of 30 June 2021 consisted of:

•a $300m 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually;
•a $750m 10-year bond, with a maturity date of 1 August 2022 and a fixed coupon of 5.125% payable semi-annually; and
•a $700m 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually.

The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The Guarantor has obtained the approval of the South African Reserve Bank to provide each of the guarantees. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries. As at 30 June 2021, all of the debt of
June 2021 Interim report - www.AngloGoldAshanti.com

the Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.

The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2021.

Income statement information

	Obligor Group
	Six months	Year
	ended	ended
	Jun	Dec
US Dollar million	2021	2020

Revenues from Non-Obligor Subsidiaries	3	5
Gross profit	3	2
Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	2	121
Loss for the period from continuing operations	(57)	(125)
Loss for the period	(57)	(53)

Statement of financial position information

	Obligor Group
	As at	As at
	Jun	Dec
US Dollar million	2021	2020

ASSETS
Receivables due from Non-Obligor Subsidiaries	973	851
Other current assets	597	781
Total current assets	1,570	1,632

Non-current assets	35	40

LIABILITIES
Payables due to Non-Obligor Subsidiaries	300	291
Other current liabilities	231	270
Total current liabilities	531	561

Non-current liabilities	1,849	1,852

Capital expenditure

Total capital expenditure (including equity-accounted joint ventures) increased by $115m, or 33%, year-on-year to $461m in the six months ended 30 June 2021, compared to $346m in the six months ended 30 June 2020. Total sustaining capital expenditure increased by $112m, or 56%, from $199m for the six months ended 30 June 2020 to $311m for the six months ended 30 June 2021. The increase was largely due to expenditure on stripping activities at Iduapriem and Tropicana as well as increased expenditure on the Brazilian tailings compliance programme. The strategy of improving operating flexibility through investment in Ore Reserve development and Ore Reserve expansion at sites with high geological potential over the next two years, remains a key priority and is reflected in the higher sustaining capital expenditure recorded in the six months ended 30 June 2021. Total non-sustaining capital expenditure increased by $3m, or 2%, from $147m for the six months ended 30 June 2020 to $150m for the six months ended 30 June 2021.

During the six months ended 30 June 2021, capital expenditure-related activities such as waste stripping at Tropicana, Iduapriem and Sunrise Dam’s Golden Delicious pit continued and remained on track. At Geita, the underground portal development at Geita Hill East progressed and mining operations commenced at the Nyamulilima open pit on 17 April 2021. In Brazil, the Company continued its investments to convert existing TSFs to dry-stack facilities at all Brazilian mine sites in a market characterised by increased competition for skills and engineering resources as well as a decrease in efficiency due to COVID-19-related safety protocols, in order to meet deadlines required under new legislation.

Obuasi fatality incident review

A decision was made to suspend underground mining activities at Obuasi after the sill pillar failure on 18 May 2021 which resulted in the tragic loss of one of our colleagues. The sill pillar in the footwall of the hanging wall lodes failed resulting in this fatal injury. Due to the nature
June 2021 Interim report - www.AngloGoldAshanti.com

of the incident, and the unexpected settlement of backfill below the affected area, we are undertaking a detailed review of all underground work areas.

The detailed review into the incident and its causes has been followed by a thorough external review of the future mining fronts to ensure that recommendations from the incident investigation are implemented, and that the mechanisms of failure are not present elsewhere. This holistic review, conducted by Australia’s AMC Consultants, will cover the mine design, schedule and ground management plan. Underground development and work related to the Obuasi redevelopment project have resumed, while underground mining activities remain suspended pending conclusion of both the review and implementation of the investigation recommendations. While there is currently no certainty regarding the exact timing of a restart of the underground mining activities, our current estimate is that these will likely resume towards the end of 2021. This estimate is preliminary in nature and subject to revision at any time without notice. An update will be provided once the mine review has been completed and reviewed by the Board of Directors

Summary of six months-on-six months operating and cost variations:

Particulars	Six months ended Jun 2021	Six months ended Jun 2020	% Variance six months vs prior year six months
Operating review Gold
Production from continuing operations (kozs)	1,200	1,323	(9)
Production from discontinued operations (kozs)	—	146	(100)
Production from continuing and discontinued operations (kozs)	1,200	1,469	(18)

Financial review
Gold income ($m)	1,911	1,917	—
Gold price received per ounce ($/oz) (3)	1,801	1,652	9
Corporate & marketing costs ($m) (1)	37	36	3
Exploration & evaluation costs ($m)	59	56	5

Cost of sales - Subsidiaries ($m)	1,400	1,290	9
Cost of sales - Joint Ventures ($m)	178	164	9
All-in sustaining costs per ounce - Subsidiaries ($/oz) (2) (3)	1,405	1,033	36
All-in sustaining costs per ounce - Joint Ventures ($/oz) (2) (3)	919	812	13
All-in costs per ounce - Subsidiaries ($/oz) (2) (3)	1,623	1,220	33
All-in costs per ounce - Joint Ventures ($/oz) (2) (3)	929	780	19
Total cash costs per ounce - Subsidiaries ($/oz) (3)	1,055	799	32
Total cash costs per ounce - Joint Ventures ($/oz) (3)	699	594	18

Profit before taxation ($m)	507	597	(15)
Adjusted EBITDA ($m) (3)	876	1,035	(15)

Capital expenditure ($m)	461	346	33
(1) Includes administration and other expenses.            (2) World Gold Council standard.
(3) Refer to "Non-GAAP disclosure" for definitions.

SAFETY UPDATE

Regrettably, the Company recorded two fatalities during the first half of the year. In February 2021, an employee at the Serra Grande mine in Brazil was fatally injured in a fall-of-ground related incident during blasting preparation activities. In May 2021, an employee at the Obuasi mine in Ghana was fatally injured in an underground sill pillar failure incident. AngloGold Ashanti remains strongly committed to improving safety across its global portfolio. We remain focused on our safe production strategy and on intensifying our safety practices for a sustainable improvement in this area.

The All-injury frequency rate (AIFR) for the group was 1.76 injuries per million hours worked during the second quarter of 2021, a 33% improvement from 2.64 injuries per million hours worked in the first quarter of the year. For the six months ended 30 June 2021, AIFR was 2.19 injuries per million hours worked, which represents a 22% change compared to 1.80 injuries per million hours worked in the same period a year ago. AIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

COVID-19

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, including the multiple waves of the outbreak and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These steps have been in line with the Company’s values, the requirements of the countries in which we operate, and guidelines provided by the World Health Organization (WHO). The health and well-being of our employees and our host communities remains a key priority for us. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change depending on prevailing conditions from time to time.

During the first half of 2021, our Brazilian operations and the Obuasi mine were most affected as new variants of the virus caused greater community infections, leading to an increase in general absenteeism and the number of employees in quarantine and isolation, with a consequent impact on productivity at those operations. While infection rates in Brazil and Ghana have since declined from the recent peaks, the number of cases in Brazil remains high. In addition, Cerro Vanguardia continues to operate at between 60% to 80% mining capacity due to ongoing inter-provincial travel restrictions in Argentina, which continue to prevent certain employees from travelling to this remote site, hampering normal crew rotations. The government-imposed lockdowns, quarantines and travel restrictions in Argentina have necessitated an expansion of on-site accommodation to facilitate increased numbers of people on site for longer periods of time.
June 2021 Interim report - www.AngloGoldAshanti.com

Access to vaccines is slowly improving in our operating jurisdictions, with vaccination roll-out programmes largely administered according to each government’s priority rankings, with some countries like Ghana, Guinea and Brazil prioritising mineworkers as an essential category in earlier phases of their respective vaccination programmes. All sites have commenced vaccination and to date, about 24% of the Company’s total workforce (employees and contractors) have received their first dose and about 9%, mainly from the Siguiri and Obuasi mines, have been fully vaccinated. Our operations continue to implement and strengthen controls on site and in our communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at a group and site level.

The impact on production from COVID-19 in the first half of 2021 was estimated at 42,000oz, compared to an estimated impact of 22,000oz in the first half of 2020 for our continuing operations.

OPERATING HIGHLIGHTS

African Operations

In the Africa region, subsidiaries produced 540,000oz (excluding pre-production ounces) at a cost of sales of $691m and a total cash cost per ounce of $1,027/oz for the six months ended 30 June 2021, compared to 541,000oz (excluding pre-production ounces) at a cost of sales of $581m and a total cash cost per ounce of $722/oz for the six months ended 30 June 2020. Joint ventures produced 177,000oz at a cost of sales of $178m and a total cash cost per ounce of $699/oz for the six months ended 30 June 2021, compared to 181,000oz at a cost of sales of $164m and a total cash cost per ounce of $594/oz for the six months ended 30 June 2020.

The Africa region is currently operating in the context of planned reduced flexibility and continues to be impacted by the ongoing COVID-19 pandemic. Costs in the region showed an upward trend during the first six months of 2021 as some operations initiated their strategy of reinvestment focusing on long-term ore source access through pre-stripping and Ore Reserve development as well as the necessary infrastructure requirements. Operational Excellence remains one of the key ongoing initiatives to unlock value for the region in the short term and to offset current cost and production headwinds.

In Ghana, Iduapriem’s production decreased by 36,000oz, or 26%, to 101,000oz at a cost of sales of $126m and a total cash cost per ounce of $1,134/oz for the six months ended 30 June 2021, compared to 137,000oz at a cost of sales of $147m and a total cash cost per ounce of $743/oz for the six months ended 30 June 2020. The decrease in production was mainly due to a planned reduction in recovered grade year-on-year, which was partly offset by higher tonnes processed, compared to higher grade areas mined and treated in the same period last year. Cost of sales decreased mainly as a result of lower amortisation due to lower gold production and lower stripping amortisation at Teberebie Cut 1 and Cut 3, lower environmental rehabilitation provision due to changes in inflation and discount rates used in calculating rehabilitation costs, partly offset by higher ore stockpile adjustments due to increased movements in ore stockpiles and higher reagent, fuel and labour costs. Total cash costs per ounce increased primarily as a result of lower production, unfavourable ore stockpile movements and higher reagent, fuel and labour costs. Iduapriem, which has entered a three-year reinvestment phase, is currently undertaking extensive waste stripping in Block 7 and Block 8 to provide operational flexibility and access to higher grade ore scheduled for treatment in 2022.

Gold production at Obuasi was 85,000oz at a cost of sales of $116m and a total cash cost per ounce of $999/oz for the six months ended 30 June 2021, compared to 77,000oz at a cost of sales of $34m and a total cash cost per ounce of $1,145/oz for the six months ended 31 December 2020. Obuasi’s production continued to ramp up on schedule prior to the suspension of all underground mining activities following a fatal incident on 18 May 2021, which remains in place at this time. The current suspension, investigation and review of future mining fronts will result in a delay to the ramp-up of production at the Obuasi gold mine.

In Tanzania, Geita's production decreased by 70,000oz, or 23%, to 237,000oz at a cost of sales of $262m and a total cash cost per ounce of $898/oz for the six months ended 30 June 2021, compared to 307,000oz at a cost of sales of $266m and a total cash cost per ounce of $557/oz for the six months ended 30 June 2020. The decrease in production is mainly due to low grade ore stockpiles and the depletion of the Nyankanga open pit in 2020. Production in the first half of 2021 was exclusively from Star & Comet and Nyankanga underground operations. Cost of sales decreased mainly as a result of lower stripping amortisation due to open pit mining completed at Nyankanga Cut 8 during 2020, lower labour and contractors’ costs and lower fuel costs, partly offset by additional ore stockpile costs due to depletion of stockpiles. Higher total cash costs per ounce for the period were mainly driven by lower gold production, additional ore stockpile costs due to depletion of stockpiles and other increased operational costs in the first half of 2021, compared to the same period last year. Mining operations commenced at the Nyamulilima open pit, ahead of schedule, on 17 April 2021. Once commissioned, the higher-grade ore from Nyamulilima and Geita Hill underground will partially replace the high -grade Nyankanga ore source depleted in 2020.

In Guinea, Siguiri's production increased by 19,000oz, or 19%, to 117,000oz at a cost of sales of $187m and a total cash cost per ounce of $1,214/oz for the six months ended 30 June 2021, compared to 98,000oz at a cost of sales of $169m and a total cash cost per ounce of $1,217/oz for the six months ended 30 June 2020. The higher production was primarily due to a 26% increase in recovered grades from improved plant recoveries due to CIL conversion at the end of 2020, as well as higher-grade ore mined in the first quarter of 2021. Cost of sales increased mainly as a result of higher operating costs related to reduced fleet availability as well as higher reagent and fuel costs, ore stockpile depletion and higher royalties resulting from higher gold price and additional volumes sold, partly offset by lower environmental rehabilitation provision due to changes in inflation and discount rates used in calculating rehabilitation costs. Total cash costs per ounce were nearly flat year-on-year as the benefit of higher gold production was largely offset by higher operating costs related to reduced fleet availability as well as higher reagent and fuel costs, ore stockpile depletion and higher royalties resulting from higher gold price and additional volumes sold in the first half of 2021.

In the DRC, Kibali's production decreased by 4,000oz, or 2%, to 177,000oz at a cost of sales of $178m and a total cash cost per ounce of $699/oz for the six months ended 30 June 2021, compared to 181,000oz at a cost of sales of $164m and a total cash cost per ounce of $594/oz for the six months ended 30 June 2020. Gold production was marginally lower year-on-year mainly due to lower grades, which was partly offset by higher tonnes milled. Cost of sales increased mainly as a result of higher labour and contractors’ costs and increased ore stockpile costs as a result of a drawdown in the stockpiles, partly offset by lower amortisation due to lower gold production. Total cash costs per ounce increased in the first half of 2021 primarily due to lower production and increased ore stockpile costs.

June 2021 Interim report - www.AngloGoldAshanti.com

International Operations

The Americas region production declined by 29,000oz, or 10%, to 261,000oz at a cost of sales of $364m and a total cash cost per ounce of $923/oz for the six months ended 30 June 2021, compared to 290,000oz at a cost of sales of $387m and a total cash cost per ounce of $826/oz for the six months ended 30 June 2020. The estimated COVID-19 impacts on production for the six months ended 30 June 2021 was 16,000oz.

In Brazil, at AngloGold Ashanti Mineração, production decreased by 2,000oz, or 1%, to 151,000oz at a cost of sales of $195m and a total cash cost per ounce of $889/oz for the six months ended 30 June 2021, compared to 153,000oz at a cost of sales of $192m and a total cash cost per ounce of $852/oz for the six months ended 30 June 2020. Gold production was marginally lower year-on-year mainly due to a fall in recovered grades which was partially offset by higher tonnes processed. Despite strict internal protocols, the Brazilian operations were heavily impacted by the COVID-19 pandemic, with approximately two out of five employees having tested positive since the outbreak of the pandemic. As a result, absenteeism remained high during the first half of 2021. Cost of sales increased mainly as a result of higher labour and contractors’ costs due to COVID-19 related impacts and higher amortisation due to an increase in contract leases, partly offset by lower environmental rehabilitation provision due to changes in inflation and discount rates used in calculating rehabilitation costs and the favourable movement in the exchange rate of the Brazilian Real against the US Dollar. Total cash costs per ounce at AGA Mineração for the first half of 2021 were higher year-on-year mainly due to lower gold production and increased operational costs. These increases were partly offset by the favourable movement in the exchange rate of the Brazilian Real against the US Dollar and higher by-product revenue.

At Cuiabá, new COVID-19 cases peaked at the start of the second quarter of 2021, and gradually decreased as the quarter progressed. Absenteeism remained high and continued to negatively impact productivity. Despite this, Cuiabá continued to drive operational improvements with strong advance rates in critical development ends and plant throughput 163,000 tonnes higher than in the first half of 2020. Challenges included lower mined grades resulting from changes to the geological models, and lower mining recovery rates. Operational flexibility remained a key objective for the mine making Ore Reserve development a priority.

At Córrego do Sítio (CdS), COVID-19 had a similarly negative impact on production. Furthermore, a reduction in plant throughput commenced in the second quarter of 2021 and is expected to last until the end of the year in order to remain within existing permitted tailings capacity until the new Outotec filter is commissioned in the fourth quarter of 2021. Costs were adversely impacted by increased operational costs and equipment rental necessitated by extended lead times in equipment deliveries, partially offset by a weaker exchange rate of the Brazilian Real against the US Dollar and higher by-product credits. The focus at CdS remains on accelerating Ore Reserve development and infill exploration drilling, which was 37% higher than in the first six months of 2020, to improve Mineral Resource confidence by eliminating inferred material from the mine plan.

At Serra Grande, production decreased by 7,000oz, or 16%, to 38,000oz at a cost of sales of $53m and a total cash cost per ounce of $1,129/ oz for the six months ended 30 June 2021, compared to 45,000oz at a cost of sales of $50m and a total cash cost per ounce of $821/oz for the six months ended 30 June 2020. Production was lower year-on-year mainly due to the negative impact of COVID-19 on mining operations as well as operational impacts of the fatality experienced in February 2021. Cost of sales increased mainly as a result of higher operating costs related to mining contractors, higher equipment, consumables, fuel and salaries costs and an increase in amortisation due to an increase in contract leases, partly offset by lower environmental rehabilitation provision due to change inflation and discount rates used in calculating rehabilitation costs. The increase in cost of sales was also partly offset by the favourable movement in the exchange rate of the Brazilian Real against the US Dollar. Total cash costs per ounce were higher year-on-year, mainly due to lower gold production, higher operating costs related to mining contractors and higher equipment, consumables, fuel and salaries costs. These costs were partly offset by the favourable movement in the exchange rate of the Brazilian Real against the US Dollar.

In Argentina, Cerro Vanguardia's production decreased by 20,000oz, or 22%, to 72,000oz at a cost of sales of $115m and a total cash cost per ounce of $872/oz for the six months ended 30 June 2021, compared to 92,000oz at a cost of sales of $144m and a total cash cost per ounce of $783/oz for the six months ended 30 June 2020. Production was lower year-on-year mainly due to lower grades in line with the mine plan. A surge in COVID-19 cases in Argentina resulted in further lockdown and travel restrictions, which continued to restrict the movement of supervisory staff needed to operate the mine effectively. As a result, Cerro Vanguardia continued to operate at between 60% and 80% of capacity, and scaled back development and waste stripping. Cost of sales decreased mainly as a result of a weaker exchange rate of the Argentinean Peso against the US Dollar, lower ore stockpile adjustments and lower inventory movements, partly offset by increases in labour costs. Total cash costs per ounce were higher in the first half of 2021 compared to the same period last year, mainly due to cost increases (mainly salary increases) and lower production. These negative effects on total cash costs per ounce were partially offset by a weaker exchange rate of the Argentinean Peso against the US Dollar, favourable inventory movements and higher by-product income derived from the higher average silver price.

The Australia region production decreased by 38,000oz, or 15%, to 222,000oz at a cost of sales of $346m and a total cash cost per ounce of $1,296/oz for the six months ended 30 June 2021, compared to 260,000oz at a cost of sales of $331m and a total cash cost per ounce of $967/oz for the six months ended 30 June 2020.

The stronger exchange rate of the Australian Dollar against the US Dollar had a negative impact on costs for most of the second quarter of 2021. High iron ore prices and low unemployment have resulted in a fierce competition for skills causing a higher turnover rate for operators and maintenance staff. This situation has been exacerbated by COVID-19 related border closures requiring new inexperienced workers to enter the mining industry, which has negatively impacted production.

Sunrise Dam production decreased by 14,000oz, or 12%, to 102,000oz at a cost of sales of $176m and a total cash cost per ounce of $1,469/ oz for the six months ended 30 June 2021, compared to 116,000oz at a cost of sales of $153m and a total cash cost per ounce of $1,050/oz for the six months ended 30 June 2020. Production was lower year-on-year mainly due to a lower mill feed grade and a lower metallurgical recovery rate as a result of lower than planned grades at the periphery of the main Vogue orebody. Cost of sales increased mainly as a result of increased fuel and power costs, an increase in services, a stronger exchange rate of the Australian Dollar against the US Dollar and higher ore stockpile adjustments due to increased ore stockpile movements, partly offset by lower environmental rehabilitation provision due to changes in inflation and discount rates used in calculating rehabilitation costs. Total cash costs per ounce were higher year-on-year primarily due to lower production, lower grades, unfavourable ore stockpile movements and increased operational costs. This increase was partially offset by a higher amount of ore purchased from a third party in the first six months of 2020. Ongoing drilling at the Frankie underground discovery during the first half of 2021 continued to deliver favourable results and a grade control drilling programme is
June 2021 Interim report - www.AngloGoldAshanti.com

underway to support trial mining in the second half of 2021. The first ore was delivered from the Golden Delicious satellite open pit ahead of schedule during the first half of 2021.

Tropicana production decreased by 24,000oz, or 17%, to 120,000oz at a cost of sales of $155m and a total cash cost per ounce of $1,039/ oz for the six months ended 30 June 2021, compared to 144,000oz at a cost of sales of $165m and a total cash cost per ounce of $822/oz for the six months ended 30 June 2020. Tropicana has also been impacted by labour market shortages. Production was lower year-on-year in line with the mine plan, which continues to focus on waste removal in the Havana cutback. As a result, mill feed during the first half of 2021 comprised low grade stockpiles, and ore from the Boston Shaker pit and the Boston Shaker underground mine. The lower mill feed grade was offset by higher than planned mill throughput and metallurgical recovery. Cost of sales decreased mainly as a result of higher capitalisation of costs related to the Havana cutback, lower stripping amortisation due to depletion of different ore bodies and drawdown of stockpiles and lower environmental rehabilitation provision due to changes in inflation and discount rates used in calculating rehabilitation costs, partly offset by higher labour and contractors’ costs, higher fuel and power costs and a stronger exchange rate of the Australian Dollar against the US Dollar. Total cash costs per ounce were negatively impacted primarily by lower production, a stronger exchange rate of the Australian Dollar against the US Dollar and increased operational costs. The trade-off study to assess the optimal method of mining the deeper ore in the Havana orebody determined that a final cutback of the Havana pit provided superior returns to an early underground strategy. Tropicana’s gold production is expected to be impacted by a failure in the wall of the Boston Shaker open pit in June 2021. The pit was re-designed, with no impact on the Ore Reserve, and some ore scheduled for delivery in the second half of 2021 will be deferred to the first half of 2021.

UPDATE ON CAPITAL PROJECTS

Obuasi Redevelopment Project
Phase 2 of the Obuasi redevelopment project has been substantially completed. The ramp-up from 2,000 tonnes per day to 4,000 tonnes per day of ore mined and processed which follows the completion of the Phase 2 project has been delayed by the suspension of underground mining activities following the sill pillar failure on 18 May 2021, to allow for the investigation and third-party review of the mine, schedule and ground management plans. Resumption of production will be determined following the completion and outcome of this review.

Phase 3 of the project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine as production areas progress deeper, has commenced and will continue. In addition, non-sustaining and sustaining capital expenditure development will also continue as we look to make up development delays caused by COVID-19, and the consequent lack of skilled personnel at site. Spending has been reduced as much as possible to limit the carrying cost of the project during the first half of 2021, without further impacting the project, capital development or the preparations for a resumption of mining.

Sunrise Dam
Ore mining began in the Golden Delicious satellite open pit during the first half of 2021 ahead of schedule. Golden Delicious will displace low grade stockpiled ore in mill feed.

The accelerated underground exploration programme is yielding encouraging results, particularly from the newly-discovered Frankie zone, which is closer to the surface in the north of the mine, near existing infrastructure. Aggressive drilling at Frankie is focusing on extensions to the north and down dip, and on conversion of Mineral Resource to Ore Reserve. Encouraging exploration results have highlighted the ongoing potential of Vogue, which remains open down plunge, the Flamingo target and the area where the Carey Upper, Carey Main and Vogue domains converge.

Quebradona
At Quebradona, AngloGold Ashanti’s wholly-owned copper and gold project in Colombia, the feasibility study is complete and the applications for the Environmental Impact Assessment and Mining Operations License have been submitted to the Colombian authorities. Meanwhile detailed engineering for early works as well as the finalisation of contract pricing for mine access and earthworks are continuing.

Gramalote
At Gramalote, based on a review of the feasibility study results to date, the joint venture partners, AngloGold Ashanti and B2Gold Corp, believe that there is potential to improve the project by further drilling to improve confidence in the Mineral Resource model and further optimise the project design. The project partners have recently agreed to a revised 2021 feasibility study budget (subject to final joint venture committee approval) of $69m which includes funding for additional drilling and represents an increase of $17m (AngloGold Ashanti's share amounting to $8.5m). Additional drilling is being carried out in the Trinidad deposit and drilling is planned in the Monjas West zone later in 2021.

The project partners are reviewing an additional budget of $17m (AngloGold Ashanti's share amounting to $8.5m) for the first quarter of 2022 to complete the final feasibility study and updated Mineral Resource estimate.

CORPORATE UPDATE

AngloGold Ashanti’s Board Appoints Alberto Calderon as Chief Executive Officer

On 6 July 2021, the Board of Directors of AngloGold Ashanti (Board) announced the appointment of Mr. Alberto Calderon as Chief Executive Officer of the Company, effective 1 September 2021. Ms. Christine Ramon will remain as Interim Chief Executive Officer until Mr. Calderon takes up his new position, at which time she will resume her role as Chief Financial Officer of the Company. Mr. Ian Kramer will remain as Interim Chief Financial Officer until such date following which he will resume his role as Senior Vice President: Group Finance.

AngloGold Ashanti Submits Proposal to Acquire Corvus

On 13 July 2021, AngloGold Ashanti announced that a non-binding proposal was submitted to the Board of Directors of Corvus Gold Inc. (Corvus) to acquire for cash all of the issued and outstanding common shares of Corvus which the Company does not already beneficially own. The proposed combination of Corvus’ existing exploration assets with AngloGold Ashanti’s assets in the near vicinity would further consolidate one of the largest new gold districts in Nevada and would provide the opportunity for AngloGold Ashanti to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in this premier mining jurisdiction. As described in the proposal
June 2021 Interim report - www.AngloGoldAshanti.com

letter, the proposed transaction is subject to several conditions. No assurances can be given that a definitive agreement with respect to the proposed transaction will be entered into, as to the final terms of any agreed transaction, or that a transaction will be consummated. The Company does not intend to update its disclosures regarding the proposed transaction until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable laws and regulations.

Tropicana Update

On 31 May 2021, Regis Resources Limited completed the acquisition of a 30% interest in the Tropicana joint venture from IGO Limited for a cash consideration of A$903m (subject to certain adjustments). On 22 April 2021, AngloGold Ashanti, the mine’s operator which owns the remaining 70% interest, had decided to waive its pre-emptive right over the 30% interest, paving the way for Regis Resources Limited to acquire the stake from IGO Limited.

Tanzania Arbitration Proceedings Update

On 13 July 2017, Geita Gold Mining Limited and Samax Resources Limited initiated arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. Since January 2019, the arbitral proceedings have been stayed several times in order to afford the parties the opportunity to achieve an amicable resolution of the dispute. On 7 May 2021, the parties concluded a standstill agreement in terms of which the parties have agreed to further stay the arbitration proceedings for a period of 18 months.

Ghana Arbitration Proceedings Update

On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at the Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement in November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and held an arbitration management meeting to address initial procedural matters in July 2019. In May 2020, the Ghana Arbitration Centre granted MBC’s request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore a possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter at no cost to either of the parties.

June 2021 Interim report - www.AngloGoldAshanti.com

GROUP – INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2021	2020	2020
US Dollar million	Notes	Unaudited	Unaudited	Audited

Continuing operations
Revenue from product sales	2	1,965	1,963	4,427
Cost of sales	3	(1,400)	(1,290)	(2,699)
(Loss) gain on non-hedge derivatives and other commodity contracts		—	(15)	(19)
Gross profit		565	658	1,709
Corporate administration, marketing and other expenses		(37)	(36)	(68)
Exploration and evaluation costs		(59)	(56)	(124)
Impairment, derecognition of assets and profit (loss) on disposal		(1)	(1)	(1)
Other (expenses) income	4	(26)	(28)	(57)
Operating profit (loss)		442	537	1,459
Interest income		29	9	27
Dividends received		—	—	2
Foreign exchange and other (losses) gains		(31)	18	—
Finance costs and unwinding of obligations	5	(55)	(86)	(177)
Share of associates and joint ventures’ profit (loss)	6	122	119	278
Profit (loss) before taxation		507	597	1,589
Taxation	7	(134)	(208)	(625)
Profit (loss) for the period from continuing operations		373	389	964
Discontinued operations
Profit (loss) from discontinued operations		—	39	7
Profit (loss) for the period		373	428	971

Allocated as follows:
Equity shareholders
- Continuing operations		362	382	946
- Discontinued operations		—	39	7
Non-controlling interests
- Continuing operations		11	7	18
		373	428	971

Basic profit (loss) per ordinary share (US cents) (1)
Earnings per ordinary share from continuing operations		86	91	225
Earnings (loss) per ordinary share from discontinued operations		—	9	2
Basic profit (loss) per ordinary share (US cents)		86	100	227
Diluted profit (loss) per ordinary share (US cents) (2)
Earnings per ordinary share from continuing operations		86	91	225
Earnings (loss) per ordinary share from discontinued operations		—	9	2
Diluted profit (loss) per ordinary share (US cents)		86	100	227

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the six months ended 30 June 2021 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Ms. Alexandra Strobl (CA (SA)), the Group’s VP: Finance. This process was supervised by Mr. Ian Kramer (CA (SA)), the Group’s Interim Chief Financial Officer and Ms. Kandimathie Christine Ramon (CA (SA)), the Group’s Interim Chief Executive Officer.

June 2021 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Restated Unaudited	Audited

Profit (loss) for the period	373	428	971

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (1)	(10)	(12)	38
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations (1)	2	(50)	(16)
Net (loss) gain on equity investments	(40)	53	98
Actuarial gain (loss) recognised	—	—	10
Deferred taxation thereon	(4)	(7)	(6)
	(42)	(4)	86

Other comprehensive income (loss) for the period, net of tax	(52)	(16)	124

Total comprehensive income (loss) for the period, net of tax	321	412	1,095

Allocated as follows:
Equity shareholders
- Continuing operations	310	424	1,121
- Discontinued operations	—	(19)	(44)
Non-controlling interests
- Continuing operations	11	7	18
	321	412	1,095

(1) Exchange differences arising on translation of foreign and non-foreign operations for the six months ended 30 June 2020 have been restated to reflect those that will be reclassified subsequently to profit or loss and those that will not be reclassified subsequently to profit or loss. Refer to note 15.
June 2021 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2021	2020	2020
US Dollar million	Notes	Unaudited	Unaudited	Audited

ASSETS
Non-current assets
Tangible assets		3,114	2,658	2,884
Right of use assets		163	147	142
Intangible assets		127	120	131
Investments in associates and joint ventures		1,696	1,644	1,651
Other investments		148	137	188
Inventories		47	80	69
Trade, other receivables and other assets		254	147	235
Deferred taxation		7	83	7
Cash restricted for use		32	31	31
		5,588	5,047	5,338

Current assets
Inventories		690	707	733
Trade, other receivables and other assets		277	248	229
Cash restricted for use		29	34	42
Cash and cash equivalents		1,081	1,292	1,330
		2,077	2,281	2,334
Assets held for sale		—	546	—
		2,077	2,827	2,334

Total assets		7,665	7,874	7,672

EQUITY AND LIABILITIES
Share capital and premium	9	7,221	7,211	7,214
Accumulated losses and other reserves		(3,406)	(4,199)	(3,519)
Shareholders’ equity		3,815	3,012	3,695
Non-controlling interests		47	36	45
Total equity		3,862	3,048	3,740

Non-current liabilities
Borrowings		1,726	2,592	1,789
Lease liabilities		124	119	116
Environmental rehabilitation and other provisions		715	721	731
Provision for pension and post-retirement benefits		85	79	83
Trade, other payables and provisions		7	6	8
Deferred taxation		267	241	246
		2,924	3,758	2,973

Current liabilities
Borrowings		203	136	142
Lease liabilities		52	38	37
Trade, other payables and provisions		589	526	627
Taxation		35	105	153
		879	805	959
Liabilities held for sale		—	263	—
		879	1,068	959

Total liabilities		3,803	4,826	3,932

Total equity and liabilities		7,665	7,874	7,672

June 2021 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2021	2020	2020
US Dollar million	Notes	Unaudited	Unaudited	Audited
Cash flows from operating activities
Receipts from customers		1,977	1,980	4,411
Payments to suppliers and employees		(1,363)	(1,316)	(2,583)
Cash generated from operations	11	614	664	1,828
Dividends received from joint ventures		71	54	148
Taxation refund		7	—	—
Taxation paid		(225)	(166)	(431)
Net cash inflow (outflow) from operating activities from continuing operations		467	552	1,545
Net cash inflow (outflow) from operating activities from discontinued operations		—	52	109
Net cash inflow (outflow) from operating activities		467	604	1,654

Cash flows from investing activities
Capital expenditure		(429)	(307)	(701)
Interest capitalised and paid		(9)	(7)	(17)
Acquisition of intangible assets		—	—	(1)
Dividends from other investments		12	—	9
Proceeds from disposal of tangible assets		2	—	3
Other investments and assets acquired		(5)	(4)	(8)
Proceeds from disposal of other investments		—	9	9
Proceeds from disposal of joint ventures		2	—	26
Loans advanced		(10)	—	—
Loans repaid by associates and joint ventures		—	—	12
Proceeds on disposal of discontinued assets and subsidiaries		—	—	200
Recognition of joint operation - cash		—	—	2
Decrease (increase) in cash restricted for use		13	(7)	(9)
Interest received		29	9	27
Net cash inflow (outflow) from investing activities from continuing operations		(395)	(307)	(448)
Net cash inflow (outflow) from investing activities from discontinued operations		—	(17)	(31)
Cash in subsidiaries sold and transferred to held for sale		—	2	3
Net cash inflow (outflow) from investing activities		(395)	(322)	(476)

Cash flows from financing activities
Proceeds from borrowings		7	1,526	2,226
Repayment of borrowings		(7)	(811)	(2,310)
Repayment of lease liabilities		(30)	(22)	(47)
Finance costs - borrowings		(49)	(67)	(110)
Finance costs - leases		(5)	(4)	(8)
Other borrowing costs		—	(18)	(33)
Dividends paid		(207)	(44)	(47)
Net cash inflow (outflow) from financing activities from continuing operations		(291)	560	(329)
Net cash inflow (outflow) from financing activities from discontinued operations		—	—	—
Net cash inflow (outflow) from financing activities		(291)	560	(329)

Net increase (decrease) in cash and cash equivalents		(219)	842	849
Translation		(30)	(6)	25
Cash and cash equivalents at beginning of period		1,330	456	456
Cash and cash equivalents at end of period		1,081	1,292	1,330

June 2021 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (1)	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit (loss) for the period			421				421	7	428
Other comprehensive income (loss)				46		(62)	(16)		(16)
Total comprehensive income (loss)	—	—	421	46	—	(62)	405	7	412
Shares issued	12						12		12
Share-based payment for share awards net of exercised		(8)					(8)		(8)
Dividends paid			(38)				(38)		(38)
Dividends of subsidiaries							—	(6)	(6)
Transfer on disposal and derecognition of equity investments			4	(4)			—		—
Translation		(10)	10		1		1	(1)	—
Balance at 30 June 2020	7,211	65	(2,871)	87	(9)	(1,471)	3,012	36	3,048

Balance at 31 December 2020	7,214	77	(2,341)	131	1	(1,387)	3,695	45	3,740
Profit (loss) for the period			362				362	11	373
Other comprehensive income (loss)				(43)	(1)	(8)	(52)		(52)
Total comprehensive income (loss)	—	—	362	(43)	(1)	(8)	310	11	321
Shares issued	7						7		7
Share-based payment for share awards net of exercised		1					1		1
Dividends paid			(199)				(199)		(199)
Dividends of subsidiaries							—	(8)	(8)
Translation		1					1	(1)	—
Balance at 30 June 2021	7,221	79	(2,178)	88	—	(1,395)	3,815	47	3,862

(1) Foreign currency translation reserve includes a loss of $1,394m (Dec 2020: $1,396m; Jun 2020: $1,430m) that will not re-cycle through the Income statement on disposal of non-foreign operations, and a loss of $1m (Dec 2020: $9m gain; Jun 2020: $41m loss) relating to foreign operations that will re-cycle through the Income statement on disposal.
June 2021 Interim report - www.AngloGoldAshanti.com

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	1,360	1,265	2,769
Australia	398	437	989
Americas	475	518	1,211
	2,233	2,220	4,969
Equity-accounted joint ventures included above	(322)	(303)	(647)
Continuing operations	1,911	1,917	4,322
Discontinued operations - South Africa	—	234	408
	1,911	2,151	4,730

By-product revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	3	2	4
Australia	2	1	3
Americas	50	44	99
	55	47	106
Equity-accounted joint ventures included above	(1)	(1)	(1)
Continuing operations	54	46	105
Discontinued operations - South Africa	—	—	1
	54	46	106

June 2021 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	869	745	1,572
Australia	346	331	705
Americas	364	387	764
Corporate and other	(1)	(9)	(2)
	1,578	1,454	3,039
Equity-accounted joint ventures included above	(178)	(164)	(340)
Continuing operations	1,400	1,290	2,699
Discontinued operations - South Africa	—	174	287
	1,400	1,464	2,986

Gross profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	493	522	1,201
Australia	53	107	286
Americas	162	168	532
Corporate and other	2	1	(2)
	710	798	2,017
Equity-accounted joint ventures included above	(145)	(140)	(308)
Continuing operations	565	658	1,709
Discontinued operations - South Africa	—	19	83
	565	677	1,792

Amortisation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	126	186	349
Australia	63	70	160
Americas	72	71	163
Corporate and other	1	1	2
	262	328	674
Equity-accounted joint ventures included above	(49)	(51)	(104)
	213	277	570

June 2021 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

Capital expenditure

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Africa	226	189	397
Australia	101	58	143
Americas	134	99	217
Continuing operations	461	346	757
Discontinued operations - South Africa	—	20	35
	461	366	792
Equity-accounted joint ventures included above	(32)	(39)	(56)
	429	327	736

Total assets

	As at	As at	As at
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

South Africa	—	622	—
Africa	4,131	3,793	3,956
Australia	1,048	945	1,044
Americas	1,657	1,558	1,626
Corporate and other	829	956	1,046
	7,665	7,874	7,672

June 2021 Interim report - www.AngloGoldAshanti.com

Notes
for the six months ended 30 June 2021

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group prepares interim financial statements for the six months ended 30 June and 31 December, and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2020, except for the adoption of new or amended standards applicable from 1 January 2021, which had no material impact on the financial statements of the group.

The IAS 16 "Property, Plant and Equipment", amendment "Property, Plant and Equipment—Proceeds before Intended Use" issued by the IASB in May 2020 with an effective date of 1 January 2022, is likely to affect the financial reporting in future years. The amendment will be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. Management is assessing the impact the amendment will have on the group.

These condensed consolidated interim financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2021. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2020.

2 Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Gold income	1,911	1,917	4,322
By-products	54	46	105
Revenue from product sales	1,965	1,963	4,427

3 Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Cash operating costs	1,077	858	1,881
Royalties	80	82	181
Other cash costs	6	6	12
Total cash costs	1,163	946	2,074
Retrenchment costs	1	1	2
Rehabilitation and other non-cash costs	12	29	32
Amortisation of tangible assets	182	254	521
Amortisation of right of use assets	30	22	47
Amortisation of intangible assets	1	1	2
Inventory change	11	37	21
	1,400	1,290	2,699

June 2021 Interim report - www.AngloGoldAshanti.com

4 Other expenses (income)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Care and maintenance (1)	13	—	—
Government fiscal claims, cost of old tailings operations and other expenses	4	10	20
Pension and medical defined benefit provisions	3	3	8
Royalty received	(2)	(1)	(2)
Royalty receivables impaired	—	—	4
Retrenchment and related costs	1	—	—
Legal fees and project costs	—	3	9
Refund from insurance claim	—	(5)	(5)
Other indirect taxes	7	18	23
	26	28	57

(1) Obuasi mine was placed in care and maintenance following a fall of ground incident on 18 May 2021.

5 Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Finance costs - borrowings	48	65	130
Finance costs - leases	5	4	8
Unwinding of obligations	2	17	39
	55	86	177

The interest included within finance costs is calculated at effective interest rates.

6 Share of associates and joint ventures’ profit

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Revenue	341	319	677
Operating costs and other expenses	(186)	(174)	(353)
Profit on sale of joint ventures	—	—	19
Net interest received (paid)	4	6	5
Profit (loss) before taxation	159	151	348
Taxation	(37)	(32)	(70)
Profit (loss) after taxation	122	119	278

June 2021 Interim report - www.AngloGoldAshanti.com

7 Taxation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

South African taxation
Normal taxation	—	1	1
Prior year (over) under provision	(1)	—	—
Deferred taxation
Other temporary differences (1)	—	(13)	74
	(1)	(12)	75

Foreign taxation
Normal taxation	115	225	553
Prior year under (over) provision	—	1	8
Deferred taxation
Temporary differences (2)	14	(4)	9
Prior year under (over) provision	—	—	(6)
Change in estimate	4	(2)	(14)
Change in statutory tax rate	2	—	—
	135	220	550

	134	208	625

(1) Included in other temporary differences in South African taxation for the year ended 31 December 2020 are deferred tax assets of $78m, which were derecognised during the fourth quarter of 2020; $9m thereof as part of the disposal of the South African assets and the remaining $69m on consideration of future recoverability.

(2) Temporary differences in Foreign taxation for the six months ended 30 June 2021 include amounts giving rise to deferred tax assets (limited to generated taxable income) at Obuasi of nil (Dec 2020: $7m).

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $7m (2020: $8m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $21m (2020: $20m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $80m (1) (2020: $86m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 30 June 2021. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $51m (2020: $76m). The matter is pending and may take two to four
June 2021 Interim report - www.AngloGoldAshanti.com

years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

(1) Includes reduction of overall exposure by $51m (2020: $76m) as described above.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $15m (2020: $15m). The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of the Company’s tax return for the 2010 year of assessment totalling $8m (attributable) (2020: $8m (attributable)). Management has objected to the assessment. However provision has been made for a portion of the total claims amounting to $2m (attributable) (2020: $2m (attributable)).

Tanzania - Geita
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2019 amounting to $267m (2020: $254m) including adjusted tax assessments relating to the years from 2015 to 2017 and 2018 to 2019 totalling $13m received in February 2021 and July 2021, respectively. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid various amounts under protest. Management has objected and appealed through various levels of the legislative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.
In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA) and resulted in an alternative minimum tax refund of $7m received during the first six months of 2021. Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.

In Ghana, the Ghanaian Parliament enacted the COVID-19 Health Recovery Levy Act, 2021 (Act 1068), effective 1 May 2021, to impose a special levy on the supply of goods and services and imports to raise revenue to address expenses resulting from the COVID-19 pandemic. The levy is chargeable at the rate of 1% calculated on the value of the taxable supply of the goods or services or on the value of the imports. It applies to both imports and domestic supply of goods or services in Ghana.
June 2021 Interim report - www.AngloGoldAshanti.com

8 Headline earnings

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	362	421	953
Net impairment (impairment reversal) on held for sale assets (1)	—	(17)	(17)
Net impairment on property, plant and equipment and right of use asset (1)	2	—	—
(Profit) loss on disposal of discontinued operations	—	—	80
Taxation on profit (loss) on disposal of discontinued operations	—	—	1
Profit (loss) on disposal of joint ventures (1)	—	—	(19)
(Profit) loss on disposal of tangible assets (1)	(1)	—	2
Headline earnings (loss)	363	404	1,000

Headline earnings (loss) per ordinary share (US cents) (2)	87	97	238
Diluted headline earnings (loss) per ordinary share (US cents) (3)	87	97	238

(1) Tax effect has not been disclosed as the tax is less than $1m.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	417,155,042	415,999,026	416,399,307
Fully vested options	1,834,464	2,173,297	2,634,209
Weighted average number of shares	418,989,506	418,172,323	419,033,516
Dilutive potential of share options	64,307	176,988	447,934
Dilutive number of ordinary shares	419,053,813	418,349,311	419,481,450

June 2021 Interim report - www.AngloGoldAshanti.com

9 Share capital and premium

	As at	As at	As at
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—	—
30,000,000 C redeemable preference shares at no par value	—	—	—
	23	23	23

Issued and fully paid:
417,345,340 (Dec 2020: 416,603,645; Mar 2020: 416,890,087) ordinary shares in issue of 25 SA cents each	17	17	17
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	17	17	17
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—	—
	17	17	17

Share premium
Balance at beginning of period	7,250	7,235	7,235
Ordinary shares issued	7	12	15
	7,257	7,247	7,250
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of period	7,204	7,194	7,197
Share capital and premium	7,221	7,211	7,214

June 2021 Interim report - www.AngloGoldAshanti.com

10 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,931	2,033	2,033
Proceeds from borrowings	7	1,526	2,226
Repayment of borrowings	(7)	(811)	(2,310)
Finance costs paid on borrowings	(53)	(69)	(114)
Interest charged to the income statement	51	62	115
Other borrowing cost	—	—	(15)
Deferred loan fees	—	—	4
Translation	—	(13)	(8)
Closing balance	1,929	2,728	1,931

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	53	69	114
Capitalised finance cost	(9)	(7)	(17)
Commitment fees, environmental guarantees fees and other	5	5	13
Total finance costs paid	49	67	110

Reconciliation of lease liabilities
Opening balance	153	171	171
Lease liabilities recognised	54	14	23
Repayment of lease liabilities	(30)	(22)	(47)
Finance costs paid on lease liabilities	(5)	(4)	(8)
Interest charged to the income statement	5	4	8
Change in estimate	—	—	(1)
Translation	(1)	(6)	7
Closing balance	176	157	153

LIBOR linked borrowings

The IBOR Phase 2 amendments became effective on 1 January 2021, The amendments had no material impact on the group financial statements as management is in the process of negotiating new reference rates on the IBOR linked borrowings, with bank syndicates.

The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. These facilities have yet to transfer to an alternative benchmark interest rate:

US Dollar million	Carrying value at 30 June 2021	Repayable within one year	Repayable within one to two years
Siguiri RCF ($65m) (1)	67	67	—
Geita RCF ($143m) (2)	72	72	—
Multi-currency syndicated RCF ($1.4bn) (3)	—	—	—

(1) The Siguiri RCF currently bears interest at LIBOR plus 8.5%. The Siguiri RCF was fully drawn at 30 June 2021 and matures in May 2022.

(2) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$38m and this component bears interest at 12.5%. The remaining component currently bears interest at LIBOR plus 6.7%. The equivalent of $34m was undrawn under the Geita RCF at 30 June 2021. The maturity of the Geita RCF was extended from June 2021 to September 2021.

(3) The $1.4bn multi-currency RCF was undrawn at 30 June 2021 and is available until October 2023.
June 2021 Interim report - www.AngloGoldAshanti.com

11 Cash generated from operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Profit (loss) before taxation	507	597	1,589
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	—	10	—
Amortisation of tangible and right of use assets	212	276	568
Amortisation of intangible assets	1	1	2
Finance costs and unwinding of obligations	55	86	177
Environmental rehabilitation and other expenditure	(21)	(20)	(50)
Impairment, derecognition of assets and (profit) loss on disposal	2	—	(1)
Other expenses (income)	14	32	51
Profit (loss) on sale of assets	(2)	—	—
Interest income	(29)	(9)	(27)
Share of associates and joint ventures’ (profit) loss	(122)	(119)	(278)
Other non-cash movements	17	2	35
Movements in working capital	(20)	(192)	(238)
	614	664	1,828

Movements in working capital:
(Increase) decrease in inventories	60	(71)	(83)
(Increase) decrease in trade and other receivables	(75)	(75)	(163)
Increase (decrease) in trade, other payables and provisions	(5)	(46)	8
	(20)	(192)	(238)

12 Financial risk management activities
Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Other investments
Listed equity investments classified as fair value through other comprehensive income (FVTOCI) and fair value through profit and loss (FVTPL) are carried at fair value in level 1 of the fair value hierarchy .
Borrowings
The rated bonds are carried at amortised cost and their fair values, in level 1 of the fair value hierarchy, are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Audited

Carrying amount	1,929	2,728	1,931
Fair value	2,085	2,826	2,131

Other financial assets and financial liabilities
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

June 2021 Interim report - www.AngloGoldAshanti.com

Types of instruments:

Securities
		Jun	2021			Jun	2020			Dec	2020
	Unaudited				Unaudited				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVTPL (1)		—		—	15			19		—		—
Other equity securities FVOCI	147			147	132			132	186			186
Deferred compensation asset			26	26							28	28

Financial liabilities measured at fair value:
Gold and oil derivative contracts (2)						10		10

(1) Included in equity securities - FVTPL are amounts transferred to held for sale
(2) The fair values of the gold and oil derivative contracts are determined by using the applicable valuation models for each type with the key inputs being forward prices, the number of outstanding ounces or barrels on open contracts and volatilities.

Level 3 financial assets

On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (Harmony). The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:
a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $26m is being recognised in the statement of financial position as at 30 June 2021. Included in the $26m closing balance is a change in estimate resulting in an unrealised loss of $3m (included in "Foreign exchange and other (losses) gains" in the income statement) and unwinding of the non-current receivable of $1m. If the weighted number of ounces used in the weighted probability calculation increases with 10% over the period calculated, the asset value would increase with approximately $3m and if the weighted number of ounces used in the weighted probability calculation decreases with 10% over the period calculated the value of the asset would decrease with approximately $3m. The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

b.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of reserves. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 30 June 2021 no portion of deferred compensation below infrastructure has been recognised.

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with plans for the eventual end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.
In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $8.2m for a current carrying value of the liability of AUD $139.6m. At Iduapriem, we have provided a bond comprising of a cash component of $10.7m with a further bond guarantee amounting to $38.6m issued by Ecobank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $53.9m. At Obuasi, we have provided a bond comprising of a cash component of $21.34m with a further bank guarantee amounting to $30m issued by Stanbic Bank Ghana Limited and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $208.7m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

June 2021 Interim report - www.AngloGoldAshanti.com

13 Capital commitments

		As at	As at	As at
		Jun	Jun	Dec
		2021	2020	2020
	US Dollar million	Unaudited	Unaudited	Audited

	Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	217	138	120

(1)	Includes the group's attributable share of capital commitments relating to associates and joint ventures and nil (Jun 2020: $7m, Dec 2020: nil) relating to discontinued operations.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14 Contractual commitments and contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2021 and 31 December 2020 are detailed below:

Contingencies and guarantees

	As at	As at
	Jun 2021	Dec 2020
US Dollar million	Unaudited	Audited
Contingent liabilities
Litigation – Ghana (1) (2)	—	97

	—	97

Litigation claims

(1) Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at the Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement in November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and held an arbitration management meeting to address initial procedural matters in July 2019. In May 2020, the Ghana Arbitration Centre granted MBC’s request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore a possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter at no cost to either of the parties.

(2) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

June 2021 Interim report - www.AngloGoldAshanti.com

15 Restatement of prior year disclosures

Statement of comprehensive income

During 2020, the group completed the sale of its South African operations, including several South African subsidiaries. As a result of the sale, the Foreign Currency Translation Reserve (FCTR) balance was reassessed. It was determined that the FCTR, which had originated from non-foreign operations would not recycle through the income statement. Non-foreign operations are those entities with the same functional currency (ZAR) as the AngloGold Ashanti Limited parent company, which is different to the group presentation currency (USD). IAS 21 is silent regarding such a situation where a subsidiary is partially or fully disposed of resulting in a partial or full release of the FCTR associated with the subsidiary. The Statement of comprehensive income previously disclosed all foreign currency translation differences as “Items that will be reclassified subsequently to profit or loss”. As a result of the reassessment, the FCTR has been split between “Items that will be reclassified subsequently to profit or loss” and “Items that will not be reclassified subsequently to profit or loss”. The comparatives have been restated to include the revised disclosure.

The adjustment has no impact on reported totals in the statement of comprehensive income (loss) for the period; other comprehensive income (loss) for the period, net of tax; total comprehensive income (loss) for the period, net of tax; or on earnings per share or headline earnings per share for the period.

	Six months		Six months
	ended		ended
	Jun 2020		Jun 2020
US Dollar Million	As previously reported	Adjustments	Restated
Profit for the period	428	—	428

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(62)	50	(12)

Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	—	(50)	(50)
Net gain (loss) on equity investments	53	—	53
Deferred taxation thereon	(7)	—	(7)
	46	(50)	(4)
Other comprehensive income ( loss) for the period, net of tax	(16)	—	(16)
Total comprehensive income (loss) for the period, net of tax	412	—	412

16 COVID-19 pandemic

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, including the multiple waves of the outbreak and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These steps have been in line with the Company’s values, the requirements of the countries in which we operate, and guidelines provided by the World Health Organization (WHO). The health and well-being of our employees and our host communities remains a key priority for us. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change depending on prevailing conditions from time to time.

During the first half of 2021, our Brazilian operations and the Obuasi mine were most affected as new variants of the virus caused greater community infections, leading to an increase in general absenteeism and the number of employees in quarantine and isolation, with a consequent impact on productivity at those operations. While infection rates in Brazil and Ghana have since declined from the recent peaks, the number of cases in Brazil remains high. In addition, Cerro Vanguardia continues to operate at between 60% to 80% mining capacity due to ongoing inter-provincial travel restrictions in Argentina, which continue to prevent certain employees from travelling to this remote site, hampering normal crew rotations. The government-imposed lockdowns, quarantines and travel restrictions in Argentina have necessitated an expansion of on-site accommodation to facilitate increased numbers of people on site for longer periods of time.

June 2021 Interim report - www.AngloGoldAshanti.com

17 Announcements and subsequent events

AngloGold Ashanti Submits Proposal to Acquire Corvus
On 13 July 2021, AngloGold Ashanti announced that a non-binding proposal was submitted to the Board of Directors of Corvus Gold Inc. (Corvus) to acquire for cash all of the issued and outstanding common shares of Corvus which the Company does not already beneficially own. The proposed combination of Corvus’ existing exploration assets with AngloGold Ashanti’s assets in the near vicinity would further consolidate one of the largest new gold districts in Nevada and would provide the opportunity for AngloGold Ashanti to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in this premier mining jurisdiction.

By order of the Board

M RAMOS KC RAMON              I KRAMER
Chairman Interim Chief Executive Officer Interim Chief Financial Officer

4 August 2021

June 2021 Interim report - www.AngloGoldAshanti.com

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.123 for the six months ended 30 June 2021 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	87.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	69.60
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	417,350,392
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2021
Declaration date	Friday, 6 August
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 23 August
Last date to trade ordinary shares cum dividend	Tuesday, 24 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 25 August
Ordinary shares trade ex-dividend	Wednesday, 25 August
Record date	Friday, 27 August
Payment date	Friday, 10 September

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 25 August 2021 and Friday, 27 August 2021, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 23 August 2021 and Friday, 27 August 2021, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2021
Last date to trade ordinary shares cum dividend	Wednesday, 25 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 25 August
Ordinary shares trade ex-dividend	Thursday, 26 August
Record date	Friday, 27 August
Payment date	Friday, 10 September

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2021
Ex dividend on New York Stock Exchange	Thursday, 26 August
Record date	Friday, 27 August
Approximate date of currency conversion	Friday, 10 September
Approximate payment date of dividend	Monday, 20 September

Assuming an exchange rate of R14.50/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.6 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2021
Last date to trade and to register GhDSs cum dividend	Wednesday, 25 August
GhDSs trade ex-dividend	Wednesday, 25 August
Record date	Friday, 27 August
Approximate payment date of dividend	Friday, 10 September

Assuming an exchange rate of R1/¢0.4000, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.0.3480 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
June 2021 Interim report - www.AngloGoldAshanti.com

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt”, “Adjusted net debt” and “Adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. The group uses certain non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

“Price received per ounce” is a non-GAAP measure which gives an indication of revenue earned per unit of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold. This metric is calculated by dividing attributable gold income (“price received”) by attributable ounces of gold sold.

“Net debt”, “Adjusted net debt” and “Adjusted EBITDA” (as defined in the revolving credit facility agreements) are non-GAAP measures used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

During 2018, the World Gold Council (WGC), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti Limited) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which we provide herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

“All-in sustaining costs” is a non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“All-in costs” is a non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“Total cash costs net of by-product revenue” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti Limited include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and other costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

While the Gold Institute provided definitions for the calculation of “total cash costs net of by-product revenue” and the WGC published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that “total cash costs net of by-product revenue”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker (CODM), on an attributable basis. The key metrics are based on the attributable ounces, gold income, “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” from each operation and as a consequence includes our share of the “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” of our joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the WGC’s Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.
June 2021 Interim report - www.AngloGoldAshanti.com

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity-accounted joint ventures and review the underlying operating results including “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the non-GAAP measures on a basis consistent with our internal and external segmental reporting.

A reconciliation of both cost of sales and total cash costs as included in our unaudited condensed consolidated financial statements for the six months ended 30 June 2021 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the six-month periods ended 30 June 2021 and 2020 and the year ended 31 December 2020 is presented on a total and segment basis in Note D. In addition, we have provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

A reconciliation of both gold income and profit/(loss) before taxation as included in our unaudited condensed consolidated financial statements for the six months ended 30 June 2021 to “price received”, “price received per ounce” and “Adjusted EBITDA” for each of the six-month periods ended 30 June 2021 and 2020 and the year ended 31 December 2020 is presented in Notes A and B.

A reconciliation of total borrowings as included in our unaudited condensed consolidated financial statements for the six months ended 30 June 2021 to “Net debt” and “Adjusted net debt” for each of the six-month periods ended 30 June 2021 and 2020 and the year ended 31 December 2020 is presented in Note C.

A    Price received per ounce - continuing operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,911	1,917	4,322
Adjusted for non-controlling interests	(47)	(43)	(95)
	1,864	1,874	4,227
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	322	303	647
Attributable gold income including realised non-hedge derivatives	2,186	2,177	4,874

Attributable gold sold excluding pre-production ounces - oz (000)	1,214	1,318	2,741
Price received per unit - $/oz	1,801	1,652	1,778

June 2021 Interim report - www.AngloGoldAshanti.com

B    Adjusted EBITDA - continuing operations (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Profit (loss) before taxation	507	597	1,589
Add back :
Finance costs and unwinding of obligations (note 5)	55	86	177
Interest income	(29)	(9)	(27)
Amortisation of tangible, right of use and intangible assets (note 3)	213	277	570
Other amortisation	2	6	6
Associates and joint ventures’ adjustments for amortisation, interest, taxation and other	81	80	168
EBITDA	829	1,037	2,483

Adjustments :
Foreign exchange losses (gains)	31	(18)	—
Impairment and derecognition of assets	2	—	—
Care and maintenance (note 4)	13	—	—
Retrenchment and related costs	2	1	2
Loss (profit) on disposal of assets	(1)	1	1
Unrealised non-hedge derivative (gain) loss	—	10	—
Profit on disposal of joint ventures	—	—	(19)
Dividend income (loss)	—	(1)	(2)
Realised loss on other commodity contracts	—	5	5
Adjusted EBITDA	876	1,035	2,470

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

C    Adjusted net debt - continuing operations (2)

	As at	As at	As at
	Jun	Jun	Dec
	2021	2020	2020
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,726	2,592	1,789
Lease liabilities - non-current portion	124	119	116
Borrowings - current portion	203	136	142
Lease liabilities - current portion	52	38	37
Total borrowings	2,105	2,885	2,084
Less cash and cash equivalents	(1,081)	(1,292)	(1,330)
Net debt	1,024	1,593	754

Adjustments:
IFRS16 lease adjustments	(135)	(111)	(106)
Unamortised portion of borrowing costs	22	14	22
Cash restricted for use	(61)	(65)	(73)
Adjusted net debt	850	1,431	597

Adjusted net debt to Adjusted EBITDA	0.37:1	0.73:1	0.24:1

(2) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

June 2021 Interim report - www.AngloGoldAshanti.com

D    Summary of operations by mine

For the six months ended 30 June 2021

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(1)
By-product revenue	—
Realised gain (loss) on other commodity contracts	—
Amortisation of tangible and intangible assets	(1)
Adjusted for decommissioning amortisation	—
Lease payment sustaining	2
Corporate administration and marketing related to current operations	37
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	—
Total sustaining capital expenditure	—
Amortisation relating to inventory	—
All-in sustaining costs	37
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	37

All-in sustaining costs	37
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	2
Other provisions	—
All-in costs	39
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	39

Gold sold - oz (000)(2)	—

All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.
June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Total cash costs
Cost of sales per segmental information(4)	(1)
By-product revenue	—
Inventory change	—
Amortisation of intangible assets	—
Amortisation of tangible assets	(1)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(2)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(2)

Gold produced - oz (000) (2)	—

Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.
June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Operations in Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	JOINT VENTURES	GHANA			GUINEA		TANZANIA	Africa other	SUBSIDIARIES
	Kibali		Iduapriem		Obuasi	Siguiri		Geita
All-in sustaining costs
Cost of sales per segmental information(4)	178	178	126		116	187		262	—	691
By-product revenue	(1)	(1)	—		(1)	—		(1)	—	(2)
Realised gain (loss) on other commodity contracts	—	—	—		—	—		—	—	—
Amortisation of tangible and intangible assets	(49)	(49)	(8)		(11)	(22)		(36)	—	(77)
Adjusted for decommissioning amortisation	—	—	—		—	—		1	—	1
Lease payment sustaining	5	5	—		—	1		9	—	10
Corporate administration and marketing related to current operations	—	—	—		—	—		—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—		—	—		—	—	—
Sustaining exploration and study costs	—	—	—		—	2		—	—	2
Total sustaining capital expenditure	31	31	44		15	4		21	1	85
Amortisation relating to inventory	—	—	—		—	—		—	—	—
All-in sustaining costs	164	164	162		119	172		256	1	710
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—		—	(26)		—	—	(26)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	164	164	162		119	146		256	1	684

All-in sustaining costs	164	164	162		119	172		256	1	710
Non-sustaining Project capex	—	—	—		77	8		25	—	110
Non-sustaining lease payments	—	—	—		—	—		—	—	—
Technology improvements	—	—	—		—	—		—	—	—
Non-sustaining exploration and study costs	1	1	1		1	1		—	—	3
Care and maintenance costs	—	—	—		13	—		—	—	13
Corporate and social responsibility costs not related to current operations	1	1	—		—	—		—	—	—
Other provisions	—	—	—		—	—		—	—	—
All-in costs	166	166	163		210	181		281	1	836
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—		—	(27)		—	—	(27)
All-in costs adjusted for non-controlling interests and non-gold producing companies	166	166	163		210	154		281	1	809

Gold sold - oz (000)(2)	179	179	103	137	91	119	101	242	—	555

All-in sustaining cost per unit - $/oz(3)	919	919	1,573		1,316	1,225	1,352	1,059	—	1,233
All-in cost per unit - $/oz(3)	927	929	1,582		2,314	1,290	1,379	1,161	—	1,457

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Operations in Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	JOINT VENTURES	GHANA		GUINEA	TANZANIA	Africa Other	SUBSIDIARIES
	Kibali		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	178	178	126	116	187	262	—	691
By-product revenue	(1)	(1)	—	(1)	—	(1)	—	(2)
Inventory change	(1)	(1)	(2)	(11)	(3)	(5)	—	(21)
Amortisation of intangible assets	—	—	—	(1)	—	—		(1)
Amortisation of tangible assets	(49)	(49)	(8)	(10)	(22)	(36)	—	(76)
Rehabilitation and other non-cash costs	(3)	(3)	(1)	(8)	5	(8)	—	(12)
Retrenchment costs	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	124	124	115	85	167	212	—	579
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(25)	—	—	(25)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	124	124	115	85	142	212	—	554

Gold produced - oz (000) (2)	177	177	101	85	117	237	—	540

Total cash costs per unit - $/oz(3)	699	699	1,134	999	1,214	898	—	1,027

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	176	155	15	346	115	195	53	1	364
By-product revenue	(1)	(1)	—	(2)	(40)	(10)	—	—	(50)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(25)	(37)	(1)	(63)	(11)	(49)	(11)	(1)	(72)
Adjusted for decommissioning amortisation	1	—	—	1	—	(1)	—	—	(1)
Lease payment sustaining	6	6	—	12	—	7	2	—	9
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	—	—	1
Total sustaining capital expenditure	24	62	—	86	11	72	26	—	109
Amortisation relating to inventory	—	—	—	—	(1)	(1)	—	—	(2)
All-in sustaining costs	181	185	14	380	75	213	70	—	358
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(5)	—	—	—	(5)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	181	185	14	380	70	213	70	—	353

All-in sustaining costs	181	185	14	380	75	213	70	—	358
Non-sustaining Project capex	15	—	—	15	—	—	—	25	25
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	6	3	10	19	—	2	2	31	35
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	4	1	—	5
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	202	188	24	414	75	219	73	57	424
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(6)	—	—	—	(6)
All-in costs adjusted for non-controlling interests and non-gold producing companies	202	188	24	414	69	219	73	57	418

Gold sold - oz (000)(2)	102	118	—	220	67	153	40	—	260

All-in sustaining cost per unit - $/oz(3)	1,765	1,571	—	1,725	1,034	1,399	1,818	—	1,371
All-in cost per unit - $/oz(3)	1,972	1,592	—	1,880	1,034	1,442	1,893	—	1,626

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	176	155	15	346	115	195	53	1	364
By-product revenue	(1)	(1)	—	(2)	(40)	(10)	—	—	(50)
Inventory change	(1)	6	—	5	6	(2)	1	—	5
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(25)	(37)	(1)	(63)	(11)	(49)	(11)	(1)	(72)
Rehabilitation and other non-cash costs	1	2	(1)	2	(2)	1	—	(1)	(2)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(1)
Total cash costs net of by-product revenue	150	125	13	288	68	134	43	(1)	244
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(5)	—	—	—	(5)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	150	125	13	288	63	134	43	(1)	239

Gold produced - oz (000) (2)	102	120	—	222	72	151	38	—	261
	—	—	—	—	—	—	—	—	—
Total cash costs per unit - $/oz(3)	1,469	1,039	—	1,296	872	889	1,129	—	923

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

All-in sustaining costs
Cost of sales per segmental information(4)	178	1,400
By-product revenue	(1)	(54)
Realised gain (loss) on other commodity contracts	—	—
Amortisation of tangible and intangible assets	(49)	(213)
Adjusted for decommissioning amortisation	—	1
Lease payment sustaining	5	33
Corporate administration and marketing related to current operations	—	37
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	3
Total sustaining capital expenditure	31	280
Amortisation relating to inventory	—	(2)
All-in sustaining costs	164	1,485
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(31)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	164	1,454

All-in sustaining costs	164	1,485
Non-sustaining Project capex	—	150
Non-sustaining lease payments	—	1
Technology improvements	—	—
Non-sustaining exploration and study costs	1	57
Care and maintenance costs	—	13
Corporate and social responsibility costs not related to current operations	1	7
Other provisions	—	—
All-in costs	166	1,713
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(33)
All-in costs adjusted for non-controlling interests and non-gold producing companies	166	1,680

Gold sold - oz (000)(2)	179	1,035

All-in sustaining cost per unit - $/oz(3)	919	1,405
All-in cost per unit - $/oz(3)	929	1,623

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

Total cash costs
Cost of sales per segmental information(4)	178	1,400
By-product revenue	(1)	(54)
Inventory change	(1)	(11)
Amortisation of intangible assets	—	(1)
Amortisation of tangible assets	(49)	(212)
Rehabilitation and other non-cash costs	(3)	(12)
Retrenchment costs	—	(1)
Total cash costs net of by-product revenue	124	1,109
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(30)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	124	1,079

Gold produced - oz (000)(2)	177	1,023
		—
Total cash costs per unit - $/oz(3)	699	1,055

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(9)
By-product revenue	—
Realised gain (loss) on other commodity contracts	4
Amortisation of tangible and intangible assets	(1)
Adjusted for decommissioning amortisation	—
Lease payment sustaining	1
Corporate administration and marketing related to current operations	36
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	—
Total sustaining capital expenditure	1
Amortisation relating to inventory	—
All-in sustaining costs	32
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	32

All-in sustaining costs	32
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	3
Other provisions	—
All-in costs	35
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	35

Gold sold - oz (000)(2)	—

All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.
June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Total cash costs
Cost of sales per segmental information(4)	(9)
By-product revenue	—
Inventory change	—
Amortisation of intangible assets	—
Amortisation of tangible assets	(1)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(10)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(10)

Gold produced - oz (000) (2)	—

Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.
June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

Operations in Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(4)	164	—	—	164	147	—	169	266	(1)	581
By-product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(1)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(51)	—	—	(51)	(40)	—	(19)	(75)	—	(135)
Adjusted for decommissioning amortisation	—	—	—	—	—	—	—	2	—	2
Lease payment sustaining	1	—	—	1	—	—	—	9	—	9
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	1	4	—	6
Total sustaining capital expenditure	35	—	—	35	18	—	11	29	—	59
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	149	—	—	149	126	—	163	233	(1)	522
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(24)	—	—	(24)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	149	—	—	149	126	—	138	233	(1)	497

All-in sustaining costs	149	—	—	149	126	—	163	233	(1)	522
Non-sustaining Project capex	—	—	—	—	—	93	1	—	—	94
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	1	1	2	1	—	5
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	(4)	(2)	(7)	—	4	—	—	—	4
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	150	(4)	(2)	143	128	99	166	234	(1)	626
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(25)	—	—	(25)
All-in costs adjusted for non-controlling interests and non-gold producing companies	150	(4)	(2)	143	128	99	141	234	(1)	601

Gold sold - oz (000)(2)	184	—	—	184	137	—	101	326	—	564

All-in sustaining cost per unit - $/oz(3)	811	—	—	812	921	—	1,369	716	—	882
All-in cost per unit - $/oz(3)	816	—	—	780	930	—	1,395	719	—	1,066

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

Operations in Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	164	—	—	164	147	—	169	266	(1)	581
By-product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(1)
Inventory change	(3)	—	—	(3)	(1)	—	(4)	(15)	—	(20)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(51)	—	—	(51)	(40)	—	(19)	(75)	—	(135)
Rehabilitation and other non-cash costs	(2)	—	—	(2)	(4)	—	(5)	(4)	—	(13)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	108	—	—	108	101	—	141	171	(1)	412
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(21)	—	—	(21)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	108	—	—	108	101	—	120	171	(1)	391

Gold produced - oz (000) (2)	181	—	—	181	137	—	98	307	—	541

Total cash costs per unit - $/oz(3)	594	—	—	594	743	—	1,217	557	—	722

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	153	165	13	331	144	192	50	1	387
By-product revenue	—	(1)	—	(1)	(36)	(8)	—	—	(44)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(26)	(44)	(1)	(70)	(13)	(46)	(12)	—	(71)
Adjusted for decommissioning amortisation	1	—	—	1	—	—	—	—	—
Lease payment sustaining	5	5	—	10	—	4	—	—	5
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	—	—	1
Total sustaining capital expenditure	20	18	—	39	10	41	15	—	66
Amortisation relating to inventory	—	—	—	—	(6)	2	—	—	(4)
All-in sustaining costs	154	144	12	310	99	185	54	1	340
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	154	144	12	310	92	185	54	1	332

All-in sustaining costs	154	144	12	310	99	185	54	1	340
Non-sustaining exploration and study costs	—	19	—	19	—	—	—	33	33
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	11	2	8	22	—	2	1	20	24
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	5	1	—	6
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	165	166	20	351	99	193	56	55	403
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)
All-in costs adjusted for non-controlling interests and non-gold producing companies	165	166	20	351	92	193	56	55	396

Gold sold - oz (000) (2)	119	147	—	266	102	156	46	—	304

All-in sustaining cost per unit - $/oz (3)	1,288	984	—	1,166	898	1,186	1,190	—	1,091
All-in cost per unit - $/oz (3)	1,383	1,130	—	1,320	898	1,233	1,237	—	1,304

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	153	165	13	331	144	192	50	1	387
By-product revenue	—	(1)	—	(1)	(36)	(8)	—	—	(44)
Inventory change	(3)	(1)	—	(4)	(10)	(3)	—	—	(13)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(26)	(44)	(1)	(70)	(13)	(46)	(12)	—	(71)
Rehabilitation and other non-cash costs	(2)	(1)	(1)	(3)	(6)	(5)	(1)	(1)	(13)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(1)
Total cash costs net of by-product revenue	123	118	11	252	78	130	37	—	245
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(6)	—	—	—	(6)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	123	118	11	252	72	130	37	—	239

Gold produced - oz (000) (2)	116	144	—	260	92	153	45	—	290

Total cash costs per unit - $/oz(3)	1,050	822	—	967	783	852	821	—	826

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
All-in sustaining costs
Cost of sales per segmental information(4)	95	79	—	174
By-product revenue	—	—	—	—
Realised gain (loss) on other commodity contracts	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	—
Adjusted for decommissioning amortisation	—	—	—	—
Lease payment sustaining	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—
Sustaining exploration and study costs	—	—	—	—
Total sustaining capital expenditure	15	4	—	20
Amortisation relating to inventory	—	—	—	—
All-in sustaining costs	110	82	—	193
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	110	82	—	193

All-in sustaining costs	110	82	—	193
Non-sustaining Project capex	—	—	—	—
Non-sustaining lease payments	—	—	—	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—
Care and maintenance	—	—	11	11
Corporate and social responsibility costs not related to current operations	—	—	—	—
Other provisions	—	—	—	—
All-in costs	110	82	11	204
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	110	82	11	204

Gold sold - oz (000)(2)	78	72	—	151

All-in sustaining cost per unit - $/oz(3)	1,398	1,139	—	1,279
All-in cost per unit - $/oz(3)	1,399	1,139	—	1,345

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
Total cash costs
Cost of sales per segmental information(4)	95	79	—	174
By-product revenue	—	—	—	—
Inventory change	(2)	(3)	—	(5)
Amortisation of intangible assets	—	—	—	—
Amortisation of tangible assets	—	—	—	—
Rehabilitation and other non-cash costs	—	—	—	1
Retrenchment costs	—	—	—	—
Total cash costs net of by-product revenue	93	76	—	168
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	93	76	—	168

Gold produced - oz (000)(2)	76	69	—	146

Total cash costs per unit - $/oz(3)	1,218	1,087	—	1,155

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

All-in sustaining costs
Cost of sales per segmental information(4)	164	1,290
By-product revenue	(1)	(46)
Realised gain (loss) on other commodity contracts	—	4
Amortisation of tangible and intangible assets	(51)	(277)
Adjusted for decommissioning amortisation	—	4
Lease payment sustaining	1	26
Corporate administration and marketing related to current operations	—	36
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	7
Total sustaining capital expenditure	35	164
Amortisation relating to inventory	—	(4)
All-in sustaining costs	149	1,202
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(32)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	149	1,171

All-in sustaining costs	149	1,202
Non-sustaining Project capex	—	147
Non-sustaining lease payments	—	1
Technology improvements	—	—
Non-sustaining exploration and study costs	1	50
Care and maintenance costs	—	—
Corporate and social responsibility costs not related to current operations	(7)	14
Other provisions	—	—
All-in costs	143	1,415
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(32)
All-in costs adjusted for non-controlling interests and non-gold producing companies	143	1,382

Gold sold - oz (000)(2)	184	1,134

All-in sustaining cost per unit - $/oz(3)	812	1,033
All-in cost per unit - $/oz(3)	780	1,220

June 2021 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2020

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

Total cash costs
Cost of sales per segmental information(4)	164	1,291
By-product revenue	(1)	(46)
Inventory change	(3)	(37)
Amortisation of intangible assets	—	(1)
Amortisation of tangible assets	(51)	(277)
Rehabilitation and other non-cash costs	(2)	(29)
Retrenchment costs	—	(1)
Total cash costs net of by-product revenue	108	900
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(27)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	108	873

Gold produced - oz (000)(2)	181	1,092

Total cash costs per unit - $/oz(3)	594	799

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(2)
By-product revenue	—
Realised gain (loss) on other commodity contracts	5
Amortisation of tangible and intangible assets	(2)
Adjusted for decommissioning amortisation	(1)
Lease payment	3
Corporate administration and marketing related to current operations	67
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	1
Total sustaining capital expenditure	2
Amortisation relating to inventory	—
All-in sustaining costs	73
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	73

All-in sustaining costs	73
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	—
Care and maintenance costs	—
Corporate and social responsibility costs not related to current operations	9
Other provisions	—
All-in costs	82
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	82

Gold sold - oz (000)(2)	—

All-in sustaining cost - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Cash costs
Cost of sales per segmental information(4)	(2)
By-product revenue	—
Inventory change	—
Amortisation of intangible assets	—
Amortisation of tangible assets	(2)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(4)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(4)

Gold produced - oz (000) (2)	—
—
Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

Operations in Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(4)	340	—	—	340	280	34	377	542	(1)	1,232
By-product revenue	(1)	—	—	(1)	(1)	—	—	(2)	—	(3)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(104)	—	—	(104)	(74)	(6)	(41)	(124)	—	(245)
Adjusted for decommissioning amortisation	1	—	—	1	1	—	—	4	—	5
Lease payment sustaining	9	—	—	9	—	—	—	17	—	17
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	3	—	2	5	—	10
Total sustaining capital expenditure	52	—	—	52	60	7	15	80	1	163
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	296	—	—	297	269	35	353	522	—	1,179
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(53)	—	—	(53)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	296	—	—	297	269	35	300	522	—	1,126

All-in sustaining costs	296	—	—	297	269	35	353	522	—	1,179
Non-sustaining Project capex	—	—	—	—	—	161	15	7	—	183
Non-sustaining lease payments	—	—	—	—	—	—	—	2	—	2
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	2	2	5	2	—	11
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	2	6	(3)	4	—	10	—	—	—	10
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	298	6	(3)	301	271	208	373	533	—	1,385
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(56)	—	—	(56)
All-in costs adjusted for non-controlling interests and non-gold producing companies	298	6	(3)	301	271	208	317	533	—	1,329

Gold sold - oz (000)(2)	365	—	—	365	274	27	215	639	—	1,155

All-in sustaining cost - $/oz(3)	809	—	—	810	985	1,316	1,397	814	—	975
All-in cost per unit - $/oz(3)	817	—	—	824	992	7,731	1,476	831	—	1,149

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

Operations in Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	340	—	—	340	280	34	377	542	(1)	1,232
By-product revenue	(1)	—	—	(1)	(1)	—	—	(2)	—	(3)
Inventory change	(1)	—	—	(1)	1	9	(1)	(12)	—	(3)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(104)	—	—	(104)	(74)	(6)	(41)	(124)	—	(245)
Rehabilitation and other non-cash costs	(4)	—	—	(4)	(6)	(2)	(9)	(5)	—	(22)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	230	—	—	230	200	35	326	399	(1)	959
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(49)	—	—	(49)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	230	—	—	230	200	35	277	399	(1)	910

Gold produced - oz (000) (2)	364	—	—	364	275	30	215	623	—	1,143

Total cash costs per unit - $/oz(3)	629	—	—	629	731	1,145	1,293	641	—	797

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	342	338	25	705	269	391	102	2	764
By-product revenue	(1)	(2)	—	(3)	(82)	(17)	—	—	(99)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(64)	(94)	(2)	(160)	(26)	(109)	(27)	(1)	(163)
Adjusted for decommissioning amortisation	2	1	—	3	(7)	3	—	—	(4)
Lease payment sustaining	11	10	1	22	—	8	2	—	10
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	1	—	1	2	2	—	—	4
Total sustaining capital expenditure	50	64	—	114	31	103	33	—	167
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	340	318	24	682	187	381	110	1	679
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(14)	—	—	—	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	340	318	24	682	173	381	110	1	665

All-in sustaining costs	340	318	24	682	187	381	110	1	679
Non-sustaining exploration and study costs	3	25	—	28	—	—	—	49	49
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	22	5	17	44	1	6	3	47	57
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	8	2	—	10
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	365	348	41	754	188	395	115	97	795
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(14)	—	—	—	(14)
All-in costs adjusted for non-controlling interests and non-gold producing companies	365	348	41	754	174	395	115	97	781

Gold sold - oz (000) (2)	258	299	—	557	186	364	114	—	664

All-in sustaining cost - $/oz (3)	1,320	1,061	—	1,225	931	1,050	953	—	1,003
All-in cost per unit - $/oz (3)	1,417	1,164	—	1,356	934	1,091	997	—	1,179

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	342	338	25	705	269	391	102	2	764
By-product revenue	(1)	(2)	—	(3)	(82)	(17)	—	—	(99)
Inventory change	(1)	(1)	—	(2)	(16)	1	—		(16)
Amortisation of intangible assets	—	—	(1)	(1)	—	—	—	—	—
Amortisation of tangible assets	(64)	(94)	(1)	(159)	(26)	(109)	(27)	(1)	(163)
Rehabilitation and other non-cash costs	(2)	(1)	(1)	(4)	(13)	4	3	(1)	(6)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(2)
Total cash costs net of by-product revenue	274	240	22	536	132	269	77	—	478
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(10)	—	—	—	(10)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	274	240	22	536	122	269	77	—	468

Gold produced - oz (000) (2)	256	298	—	554	173	362	114	—	649

Total cash costs per unit - $/oz(3)	1,069	807	—	968	699	747	665	—	721

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
All-in sustaining costs
Cost of sales per segmental information(4)	158	124	4	287
By-product revenue	(1)	—	—	(1)
Realised gain (loss) on other commodity contracts	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	—
Adjusted for decommissioning amortisation	—	—	—	—
Lease payment sustaining	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—
Sustaining exploration and study costs	—	—	—	—
Total sustaining capital expenditure	27	7	1	35
Amortisation relating to inventory	—	—	—	—
All-in sustaining costs	184	131	5	321
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	184	131	5	321

All-in sustaining costs	184	131	5	321
Non-sustaining Project capex	—	—	—	—
Non-sustaining lease payments	—	—	—	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—
Care and maintenance costs	—	—	17	17
Corporate and social responsibility costs not related to current operations	—	—	—	—
Other provisions	—	—	—	—
All-in costs	184	131	22	338
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	184	131	22	338

Gold sold - oz (000)(2)	135	109	—	247

All-in sustaining cost - $/oz(3)	1,365	1,201	—	1,296
All-in cost per unit - $/oz(3)	1,366	1,201	—	1,367

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued operations
Total cash costs
Cost of sales per segmental information(4)	158	124	4	287
By-product revenue	(1)	—	—	(1)
Inventory change	(1)	(2)	(4)	(7)
Amortisation of intangible assets	—	—	—	—
Amortisation of tangible assets	—	—	—	—
Rehabilitation and other non-cash costs	—	—	—	—
Retrenchment costs	(1)	—	—	(2)
Total cash costs net of by-product revenue	155	122	—	277
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	155	122	—	277

Gold produced - oz (000)(2)	134	107	—	241

Total cash costs per unit - $/oz(3)	1,164	1,131	—	1,149

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

All-in sustaining costs
Cost of sales per segmental information(4)	340	2,699
By-product revenue	(1)	(105)
Realised gain (loss) on other commodity contracts	—	5
Amortisation of tangible and intangible assets	(104)	(570)
Adjusted for decommissioning amortisation	1	8
Lease payment sustainng	9	52
Corporate administration and marketing related to current operations	—	67
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	15
Total sustaining capital expenditure	52	445
Amortisation relating to inventory	—	(4)
All-in sustaining costs	297	2,612
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(67)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	297	2,545
	—
All-in sustaining costs	297	2,612
Non-sustaining Project capex	—	260
Non-sustaining lease payments	—	2
Technology improvements	—	—
Non-sustaining exploration and study costs	—	112
Care and maintenance costs	—	—
Corporate and social responsibility costs not related to current operations	4	29
Other provisions	—	—
All-in costs	301	3,015
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(70)
All-in costs adjusted for non-controlling interests and non-gold producing companies	301	2,945

Gold sold - oz (000)(2)	365	2,376

All-in sustaining cost per unit - $/oz(3)	810	1,072
All-in cost per unit - $/oz(3)	824	1,240

June 2021 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2020

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

Total cash costs
Cost of sales per segmental information(4)	340	2,699
By-product revenue	(1)	(105)
Inventory change	(1)	(21)
Amortisation of intangible assets	—	(2)
Amortisation of tangible assets	(104)	(568)
Rehabilitation and other non-cash costs	(4)	(32)
Retrenchment costs	—	(2)
Total cash costs net of by-product revenue	230	1,969
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(59)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	230	1,910

Gold produced - oz (000)(2)	364	2,345

Total cash costs per unit - $/oz(3)	629	815

June 2021 Interim report - www.AngloGoldAshanti.com

Other information - Exchange rates

	Jun	Jun	Dec
	2021	2020	2020
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	14.53	16.65	16.45
ZAR/USD closing	14.27	17.32	14.69

AUD/USD average for the year to date	1.30	1.52	1.45
AUD/USD closing	1.33	1.45	1.30

BRL/USD average for the year to date	5.39	4.92	5.15
BRL/USD closing	5.00	5.48	5.20

ARS/USD average for the year to date	91.42	64.60	70.71
ARS/USD closing	95.73	70.46	84.15

June 2021 Interim report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KC Ramon^  (Interim Chief Executive Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
NVB Magubane^
MC Richter#~
JE Tilk§

* British § Canadian #American
~Panamanian ^South African △Ghanaian

Officers
I Kramer
Interim Chief Financial Officer

MML Mokoka
Group Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this Report on Form 6-K. References herein to the Company’s website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
June 2021 Interim report - www.AngloGoldAshanti.com

Exhibits to Form 6-K

Exhibit Number	Description	Remarks

Exhibit 22	Subsidiary Issuer of Guaranteed Securities	Filed herewith

June 2021 Interim report - www.AngloGoldAshanti.com

Exhibit 22

SUBSIDIARY ISSUER OF GUARANTEED SECURITIES

As of 30 June 2021, AngloGold Ashanti Limited (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer	Incorporation	Description of Registered Notes
AngloGold Ashanti Holdings plc	Isle of Man	5.125% Notes due 2022
AngloGold Ashanti Holdings plc	Isle of Man	3.750% Notes due 2030
AngloGold Ashanti Holdings plc	Isle of Man	6.500% Notes due 2040
June 2021 Interim report - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 6, 2021

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance